UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
ArtCraft Entertainment, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 20, 2013

Physical address of issuer
815 A Brazos St #313, Austin, TX 78701

Website of issuer
www.crowfall.com

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Warrants to purchase that number of shares of Series Seed-3 Preferred Stock equal to 1% of the total number of securities issued during the raise.

Type of security offered
Series Seed-3 Preferred Stock Preferred Stock

Target number of securities to be offered
134,252

Price (or method for determining price)
$1.1173

Target offering amount
$150,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: As determined by the issuer

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
January 16, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
31

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$855,863.00	$741,827.00
Cash & Cash Equivalents	$744,494.00	$713,258.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$31,445.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$3,488,790.00	-$1,374,306.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 15, 2016

FORM C

Up to $1,000,000.00

ArtCraft Entertainment, Inc.



Series Seed-3 Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ArtCraft Entertainment, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed-3 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $150,000.00 and up to $1,000,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*" on page 29. In order to purchase Securities, a prospective investor must complete and execute a Investment Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive a cash fee equal to 7% of the total purchase price for Securities sold in the Offering and warrants to purchase that number of shares of Series Seed-3 Preferred Stock equal to 1% of the total number of Securities issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$150,000.00	$10,500.00	$139,500.00
Aggregate Maximum Offering Amount	$1,000,000.00	$70,000.00	$930,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive Warrants to purchase that number of shares of Series Seed-3 Preferred Stock equal to 1% of the total number of securities issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 15, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF

AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance

anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the next annual report on its website no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: www.crowfall.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ArtCraft Entertainment, Inc. (the "Company") is a Delaware Corporation, formed on May 20, 2013. The Company was formerly known as Art + Craft Entertainment, Inc.

The Company is located at 815A Brazos St #313, Austin, TX 78701.

The Company's website is www.crowfall.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
ArtCraft Entertainment Inc. is a developer and publisher of massively multiplayer online role playing games.

The Business Plan

Our company creates gaming environments that aggregate online communities. We call these "Community Engagement Games," as they become significant lifestyle hobbies for our customers, far beyond simple distractions or casual entertainment.

The Offering

Minimum amount of Series Seed-3 Preferred Stock Preferred Stock being offered	134,252
Total Series Seed-3 Preferred Stock Preferred Stock outstanding after offering (if minimum amount reached)	134,252
Maximum amount of Series Seed-3 Preferred Stock Preferred Stock	895,014
Total Series Seed-3 Preferred Stock Preferred Stock outstanding after offering (if maximum amount reached)	895,014
Purchase price per Security	$1.1173
Minimum investment amount per investor	$100.00
Offering deadline	January 16, 2017
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk.
You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

We are a newly-created company, with limited operating history, and are creating our first product.
The Company was formed in May 2013 and is creating its first product. Investment in the Company is highly speculative because it entails significant risk that we may never become commercially viable. We need to complete development of our product, and while the funds raised through this offering will be used to fund the development of our initial product (i.e., the game Crowfall®), we will require additional funding after this offering to complete the development and then launch our product. Once developed, we will need to transition from a company focused

on development to a company that is also capable of successfully marketing, launching and operating the product. We may not be successful in such a transition.

As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are subject to all of the risks that are commonplace among newly-formed businesses and should be considered as a startup business with significant risk that may face various difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching projected goals and milestones; competition from larger, more established companies; and difficultly recruiting and retaining qualified employees and other personnel. The Company may encounter these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that its business model and plans will be successful or that it will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies continue as a going concern.

Our future revenue is unpredictable and is based upon a single initial game that is currently under development.
We cannot guarantee that Crowfall or any future products will be successfully developed or that our products will be profitable. Our business is speculative and dependent upon the acceptance of our products and the effectiveness of our marketing program to convince players to choose our products. We cannot assure that consumers will accept our products or that we will earn any revenues or profit. Investors may lose their entire investment. In addition, there is a substantial risk that we may not receive sufficient funding after this offering to complete the development of our initial game. It is also difficult to accurately forecast our revenues and operating results, and they may fluctuate in the future due to a number of factors. These factors include, but are not limited to, player acceptance of our games, competition from other market participants, and adverse changes in general economic, industry and regulatory conditions and requirements.

The loss of key personnel, or the inability to attract talent, could adversely impact our business.
Our success is largely dependent on the retention of certain key personnel, including, but not limited to, our Chief Executive Officer and member of the board of directors, J. Todd Coleman, and our President and member of the board of directors, Conrad Gordon Walton Jr. Our success is also dependent on the retention of certain of key team members focused on the design, development, engineering and/or production of the product. The loss of services of one or more of any of these key personnel members from our Company could adversely affect our business, projected sales, revenue and prospects. Our success is also dependent on our ability to hire and retain other key team members to assist in, among other things, the production, development and operations of the product. Competition for qualified personnel in the gaming industry is high, and we may have difficulty in hiring and/or retaining necessary personnel for a variety of reasons, including, without limitation, such competitive nature.

We face significant market competition from larger competitors.
While many new products are regularly introduced in our industry, it is increasingly difficult to produce high-quality products and to predict, prior to completing product development, what products will succeed. Competitors often develop products that could replicate or compete with products of competitors, which in turn hinders growth of a customer base and profitability. Products published by our competitors may take a larger share of players spending than anticipated, which could cause our product sales to fall below expectations. Players may lose interest in our product. If our competitors develop more successful products and/or offer competitive products at lower prices, our revenues, margins and profitability could be impaired. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. The availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to finance larger budgets for development and marketing, and make higher offers to licensors and developers for commercially desirable properties as well as adopt more aggressive pricing policies to develop more commercially successful products. In addition, larger competitors may have greater leverage with distributors, retailers and other players.

If our game does not function as players expect, it may have a negative impact on our business and model.
If our initial product does not function as players expect, our projected sales may suffer and it may negatively impact our business. Re-developing the product to satisfy players could adversely impact the product and disappoint consumers. Additionally, if players do not find our product compelling, our projected revenue and sales will lower and negatively impact our business.

Our players may choose other games and/or other forms of entertainment, and if players do not find our game compelling then our projected revenue will decline.

Our player base will drive our revenue and success. The gaming industry is a highly speculative and competitive industry, and players may be critical of our product or business practices for a wide variety of reasons. If players choose other products and/or other forms of entertainment (whether by any action or inaction of our company or our product), our projected revenue and business will decline. In addition, if our product does not function as players anticipate, if players find products that are more satisfying from their perspective, and/or if players do not find our product entertaining or compelling to their satisfaction, players may choose other products (or otherwise elect to just not use our product), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.

The game may have a short lifecycle and fail to generate significant revenues.
The video game industry is characterized by short product lifecycles and the frequent introduction of new games. Many products do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development and distribution. A significant percentage of the sales of new products generally occurs within a relatively short period following the release of a game. Any competitive, financial, technological or other factor which delays or impairs the ability to introduce and sell games could adversely affect our operating results.

Investors may suffer potential loss or dissolution and termination.
In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

Actual results may vary from any projection we present.
We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

If general economic conditions decline, demand for our product could decline.
Our product will involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of a product like ours, during periods in which favorable economic conditions prevail. As a result, our product will be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses in an effort to offset that reduction, and could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and liquidity.

Our operating costs and unpredictable.
In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

If we issue additional shares of our stock, stockholders may experience dilution in their ownership of our company.
We have the right to raise additional capital or incur borrowings from third parties to finance our business. In the future we may issue more shares of our common stock or preferred stock. Consequently, stockholders may experience more dilution in their ownership of us in the future.

Certain future distribution relationships have not been established.
The Company has established and will establish certain relationships with others, which may include publishing, marketing or distribution partners in certain geographic territories or for certain game platforms. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to any or all of our stockholders could be adversely affected.

There is no public market for the securities and you will have to hold your securities indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your securities, or a sale of the business.

Currently, there is no public or other trading market for the securities and there is no current intent to create a public market for the securities. Further, there can be no assurance that the Company will be able to facilitate a private sale of your securities or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Company is of a long-term nature. Accordingly, purchasers of securities will bear the economic risk of investment for an indefinite period of time.

Our buy-to-play business model may not be accepted by the market.

Our buy-to-play business model has not been adequately tested in the market, and if the model is not accepted by the market, our business and projected revenue and sales will be negatively impacted. We believe that the buy-to-play business model will be accepted, but cannot confidentially predict the market acceptance for a variety of reasons, including, without limitation, the rise and use of the free-to-play business model in the market. Our buy-to-play business model also depends on sales of subscriptions and digital items, and our results will be materially impacted if we cannot execute on this model.

Marketing costs are volatile and can impact our growth and profitability.

Marketing of our product and Company can be done through a variety of outlets, and part of the success of our product may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

We may experience significant revenue fluctuations due to a variety of factors.

We may experience significant fluctuations in sales of the product due to a variety of factors, including the timing of the release of the product, the popularity of the product, the timing of customer purchases, fluctuations in the size and rate of growth of consumer demand for the product, and the accuracy of forecasts of consumer demand. Our expectations of future game revenue are based on certain assumptions and projections, and our operating results will be disproportionately and adversely affected by a failure of the product to meet sales expectations. There can be no assurance that we can maintain consistent revenue, and any significant fluctuations in revenue may reduce the value of your investment.

If the product contains defects, the product's and the Company's reputation could be harmed and revenue would be adversely affected.

The product will be an extremely complex software program, and is difficult to develop. While we have quality controls in place to detect defects, these quality controls will be subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in the product before it is released into the marketplace. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value your investment.

The video game industry is subject to increasing regulation of content, consumer privacy, and distribution.

Non-compliance with laws and regulations could materially adversely affect our business.

The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where the Company intends to distribute the product. Such regulation could harm our business by limiting the size of the potential market for the product and by requiring additional differentiation between products for different countries to address varying regulations. If our Company and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

If the product infringes on the intellectual property rights of others, costly litigation would negatively affect sales and our business may suffer.

Some of the images and other content in the product may inadvertently infringe upon the intellectual property rights of others. Although we will make efforts to ensure that the product does not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. Infringement claims against the Company, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to stop development, stop selling a game, redesign the product or require us to obtain a license such intellectual property, all of which would be costly and may increase costs and/or negatively affect revenues received by the

Company and the value of your investment. We cannot be certain that a game will not infringe on issued trademarks, patents, and copyright rights of others. Our Company may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and thus can negatively affect the results of our operations.

If consumers move away from the platform or platforms our games are distributed on, our growth and revenue would be materially affected.
The Company's first product will be delivered on the personal computer ("PC") platform, and there is a possibility that it may be delivered on console platforms in the future. If consumers begin to migrate to other platforms, such mobile and/or tablet devices, and the installed base of the platform(s) that the Company has delivered its product(s) loses momentum, the Company's revenue and growth opportunities will be directly and materially affected.

There can be no assurance that we will develop the game on our projected timeline or at all, or that the product will function as intended once developed.
There can be no assurance that we can develop Crowfall to be a saleable or successful game. Investors must consider that we may not be able to create a game that we can effectively distribute or market. There can be no assurance that we will be able to develop the product on time or at all, or that the product will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected, as will the value of your investment.

Risks Related to the Securities

The Series Seed-3 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-3 Preferred Stock may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-3 Preferred Stock. Because the Series Seed-3 Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-3 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-3 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-3 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of preferred stock will be subject to dilution.
Purchasers do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
ArtCraft Entertainment Inc. is a developer and publisher of massively multiplayer online role playing games.

Business Plan

The Company's goal is to build up Crowfall's sales and momentum and then leverage that success to become a world-wide publisher and developer of other "community engagement" (team oriented) titles. We will partner with publishing/distribution companies in some overseas markets to better exploit these markets though local service and support.

History of the Business
The Company was founded by Jeffrey Todd Coleman and Conrad Gordon Walton Jr in 2013 for the purpose of developing and publishing community engagement games.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on May 31, 2014. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company.

Product / Service	Description	Current Market
Crowfall Game Service	A massively multiplayer game service that allows near 24x7x365 access to an online game and the community elements around the game.	Worldwide via internet

Crowfall is a PC-based massively multiplayer online role playing game that is currently in development. Proceeds from the offering will be used for further development of the game. 100% of the proceeds of the Offering will be used to develop, market and operate Crowfall.

The Company does not currently have any product in public distribution. Crowfall is in pre-release testing through the internet for customers who back the product through crowdfunding.

Competition
The Company's primary competitors are other video game publishers and developers, particularly those who produce massively multiplayer online (MMO) titles.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our products' differentiation and competitiveness.

The Company currently has over 33,000 customers who have pre-ordered the game and/or additional game rewards through consumer crowdfunding. Our target market includes video game enthusiasts, particularly those who play massively multiplayer online role-playing games (MMORPGs).

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4,871,674	Computer game software and	Crowfall	September 17, 2014	December 15, 2015	United States of America

	others					

The Company expensed $3,047,073 and $1,142,643 of costs related to the development of its game software during the years ended December 31, 2015 and 2014, respectively, to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
withheld for security reasons	Lease	In December of 2015, the Company entered into a lease agreement for office space to commence March 1, 2016 and continue for a 39 month term ending May 31, 2019. Rent payments escalate annually, ranging from $6,828 to $7,397 per month. A deposit of $11,532 was paid on this lease agreement.

Governmental/Regulatory Approval and Compliance

The video game industry is subject to increasing regulation of content, consumer privacy, and distribution. Non-compliance with laws and regulations could materially adversely affect our business. The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where the Company intends to distribute the product. Such regulation could harm our business by limiting the size of the potential market for the product and by requiring additional differentiation between products for different countries to address varying regulations. If our Company and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

Our business does not have a direct environmental impact.

Litigation
None

Other
The Company's principal address is 815 A Brazos St #313, Austin, TX 78701

The Company's telephone number is 512-694-2318

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum	Amount if	% of Maximum	Amount if

	Proceeds Raised	Minimum Raised	Proceeds Raised	Maximum Raised
Intermediary Fees	7%	$10,500	7%	$70,000
Estimated Attorney Fees	10%	$15,000	2%	$15,000
Estimated Accountant/Auditor Fees	4%	$5,500	1%	$5,500
Marketing				
Research and Development	79%	$119,000	91%	$909,500
Manufacturing				
Equipment Purchases				
Purchase of Real Property				
Future Wages				
Accrued Wages				
Accrued expenses of managers, officers, directors or employees				
Repayment of Debt				
Repayment of obligations in arrears				
General Working Capital				
Total	**100%**	**$150,000**	**100%**	**$1,000,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The identified uses of proceeds are subject to change based on the business needs of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Conrad Gordon Walton Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2013 - Present

Education
Texas A&M University - B.S. in Computer Science

Name
Xiao Hong

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, June 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Perfect World Group, August 2013 - Present

Education
Tsinghua University - B.S. Physics University of Southern California – Ph D Engineering

---

Name
Jeffrey Todd Coleman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, May 2013 - Present Secretary, May 2013 - Present

Education
Texas Christian University (TCU) - BBA in Management

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Conrad Gordon Walton Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2013 - Present

Education
Texas A&M University - B.S. in Computer Science

Name
Jeffrey Todd Coleman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, May 2013 - Present Secretary, May 2013 - Present

Education
Texas Christian University (TCU) - BBA in Management

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors and Shareholders

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 31 employees in Texas / United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	10,432,777
Voting Rights	The holders of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings). Holders of record of the Company's common stock are entitled to elect directors as described in the Board Composition.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the Common Stock (assuming conversion if convertible securities)	56.1%

Type of security	Series Seed Preferred Stock
Amount outstanding	4,304,354

Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the Series Seed Preferred Stock (assuming conversion if convertible securities)	23.2%

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	2,000,000
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the Series Seed-1 Preferred Stock (assuming conversion if convertible securities)	10.8%

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	586,273
Voting Rights	Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the Series Seed-2 Preferred Stock (assuming conversion if convertible securities)	3.2%

Type of security	Employee Option Pool - Issued Options
Amount outstanding	1,259,423
Voting Rights	Holders of options have no voting rights unless and

	until such options are exercised for shares of common stock.
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of the employee option pool (assuming conversion if convertible securities)	6.8%

The Company has no material debt outstanding.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	4,304,354	$2,354,921.00	Product development and other general corporate purposes.	June 24, 2014	Rule 506(b)
Series Seed-1 Preferred Stock	2,000,000	$2,085,400.00	Product development and other general corporate purposes.	May 21, 2015	Rule 506(b)
Series Seed-2 Preferred Stock	586,273	$611,352.00	Product development and other general corporate purposes.	November 7, 2016	Rule 506(b)

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $22,000,000.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are Jeffrey Todd Coleman (Todd Coleman) and Conrad Gordon Walton Jr. (Gordon Walton).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jeffrey Todd Coleman	42.9%

(1)   The above includes 434,783 Series Seed Preferred Stock held by Mr. Coleman, which are convertible into 434,783 Common Stock within 60 days

Following the Offering, the Purchasers will own 0.7% of the Company if the Minimum Amount is raised and 4.4% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations
_____
The Company believes that prior earnings and cash flows are not indicative of future earnings and cash flows because their first product, Crowfall, has not been released.
The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: 1) Launch first product, Crowfall 2) Build team and develop vision to begin pre-production of next title after Crowfall
The Company currently requires $300,000 in gross expenses offset by approximately $30,000 to $75,000 of incoming revenue per month to sustain operations.

Liquidity and Capital Resources
The proceeds of the offering are necessary to the operations of the Company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy which is to launch our product Crowfall. The offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $742,000 in cash on hand and an additional $1,000,000 in uncollected license fees. These amounts will be augmented by the offering proceeds and used to execute our business strategy.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company's primary sources of capital are proceeds from the Offering, other sales of equity or debt securities, and licensing fees.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditures in the past two years:
Personal computers for the staff, some limited furniture and some server and network machines for the office.
The Company does not intend to make any material capital expenditures in the future.

The Company has a 3 year lease for its current office space, that currently requires rent of $11,228.49 per month running from March 2016 through June 2019.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 895,014 of Series Seed-3 Preferred Stock Preferred Stock for up to $1,000,000.00 in the Offering. The Company is attempting to raise a minimum amount of $150,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 16, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a As determined by the issuer.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Investment Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Investment Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Cash Commission/Fee (%)
7.0% of the total proceeds received by the Company in the Offering.

Stock, Warrants and Other Compensation
Warrants to purchase that number of shares of Series Seed-3 Preferred Stock equal to 1% of the total number of Securities issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

As of immediately prior to the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 23,000,000 shares of common stock, par value $0.0001 per share, of which 10,432,777 common shares will be issued and outstanding, and (ii) 8,504,354 shares of preferred stock, par value $0.0001 per share, of which 7,024,556 preferred shares will be issued and outstanding.

Dividends
The Securities do not require mandatory payment or accrual of dividends. Holders of the Securities will be entitled to participate in any dividends declared on the Company's common stock, on an as-converted to common stock basis.

Conversion
The Securities are convertible into shares of common stock. The conversion rate is initially one for one, subject to adjustment as described below. The Company currently has sufficient shares of common stock authorized to issue upon conversion.

The following adjustments to the conversion rate may be made: Conversion price is subject to proportionate adjustment for stock splits, stock combinations and similar transactions. The preferred stock can be converted into shares of common stock at any time at the option of the holder. Each share of Seed-3 Preferred will automatically convert into Common Stock, at the then applicable conversion rate, upon (a) the closing of a firmly underwritten public offering of Common Stock or (b) the election or consent of the holders of a majority of the Preferred Stock (voting together as a single class on an as-converted basis).

The Securities do have a non-participating liquidation preference. The liquidation preference is one times the original issue price.

The Securities are not callable by the Company.

Voting and Control
The Securities have the following voting rights: Purchasers of Series Seed-3 Preferred Stock will execute a proxy agreement granting all voting rights with respect to such shares to the Company's CEO (or such other person designated by the Company's Board of Directors).

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Shareholders
Appointment of the Officers of the Company	Board of Directors

The Company does have voting agreements in place. A description of such agreement follows: All preferred stockholders and certain significant common stockholders have entered into investment agreements providing that the Board of Directors will consist of (a) up to four directors appointed by the holders of a majority of the outstanding shares of Common Stock and (b) one director appointed by the holders of the outstanding shares of Preferred Stock, which will be an individual designated by Perfect World Entertainment, Inc. so long as it holds at least 1,500,000 shares. In addition, several holders of common stock have granted proxies in favor of Todd Coleman, providing Mr. Coleman with all voting rights with respect to such shares.

The Company does have shareholder/equity holder agreements in place. A description of such agreement follows: All preferred stockholders and certain significant common stockholders have entered into investment agreements providing that the Board of Directors will consist of (a) up to four directors appointed by the holders of a majority of the outstanding shares of Common Stock and (b) one director appointed by the holders of the outstanding shares of Preferred Stock, which will be an individual designated by Perfect World, Inc. so long as it holds at least 1,500,000 shares. These agreements also contain drag-along provisions and other restrictions on transfer.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed-3 Preferred Stock Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Gordon Walton Jr.
Relationship to the Company	Director, President and significant stockholder.
Total amount of money involved	$10,000.00

Description of the transaction	Purchase of shares of Series Seed-2 Preferred Stock.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ J. Todd Coleman
_____
(Signature)

Jeffrey Todd Coleman
_____
(Issuer)

Chief Executive Officer & Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ J. Todd Coleman
_____
(Signature)

Jeffrey Todd Coleman
_____
(Name)

CEO
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Financial Condition Discussion
Exhibit C   Investment Summary
Exhibit D   Investment Documents
Exhibit E   Video Transcript
Exhibit F   Company Pitch Deck

EXHIBIT A
Financial Statements

ArtCraft Entertainment, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and

Independent Accountant's Review Report

December 31, 2015 and 2014

ARTCRAFT ENTERTAINMENT, INC.

TABLE OF CONTENTS



To the Board of Directors of
ArtCraft Entertainment, Inc.
Austin, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of ArtCraft Entertainment, Inc. (Delaware corporation), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 10, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

ArtCraft Entertainment, Inc.
Balance Sheets (Unaudited)
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 744,494	$ 713,258
Prepaid expenses	30,962	19,611
Total Current Assets	775,456	732,869
Non-Current Assets:		
Property and equipment at cost, net	51,813	8,958
Deposits	28,594	-
Total Non-Current Assets	80,407	8,958
TOTAL ASSETS	$ 855,863	$ 741,827
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 10,840	$ 12,414
Accrued expenses	68,146	-
Advances from related parties	1,547	3,005
Total Current Liabilities	80,533	15,419
Long-Term Liabilities:		
Deferred revenues	2,224,611	-
Total Liabilities	2,305,144	15,419
Stockholders' Equity (Deficiency):		
Series Seed convertible preferred stock, $0.0001 par, 4,304,354 shares authorized, 4,304,354 shares issued and outstanding at each December 31, 2015 and 2014, respectively. Convertible into one share of common stock. Liquidation preference of $2,639,860 at each December 31, 2015 and 2014, respectively.	431	431
Series Seed-1 convertible preferred stock, $0.0001 par, 2,000,000 shares authorized, 1,266,088 and -0- shares issued and outstanding at December 31, 2015 and 2014, respectively. Convertible into one share of common stock. Liquidation preference of $1,320,150 and $-0- as of December 31, 2015 and 2014, respectively.	127	-
Common Stock, $0.0001 par, 20,000,000 shares authorized, 10,423,777 and 10,340,000 shares issued and outstanding, 9,883,777 and 8,840,000 vested as of December 31, 2015 and 2014, all respectively.	1,042	1,034
Additional paid-in capital	3,650,569	2,337,603
Accumulated deficit	(5,101,450)	(1,612,660)
Total Stockholders' Equity (Deficiency)	(1,449,281)	726,408
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 855,863	$ 741,827

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ArtCraft Entertainment, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2015 and 2014

	2015	2014
Net revenues:		
Sales revenues	$ -	$ -
State incentive revenues	31,445	-
Total net revenues	31,445	-
Costs of net revenues	-	-
Gross Profit	31,445	-
Operating Expenses:		
Research & development	3,047,073	1,142,643
General & administrative	401,498	198,555
Sales & marketing	35,869	7,693
Professional fees	35,795	9,345
Total Operating Expenses	3,520,235	1,358,236
Loss from operations	(3,488,790)	(1,358,236)
Other Income (Expense):		
Interest expense	-	(16,070)
Total Other Income (Expense)	-	(16,070)
Provision for Income Taxes	-	-
Net Loss	$ (3,488,790)	$ (1,374,306)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

ArtCraft Entertainment, Inc.
Statements of Changes in Stockholders' Equity (Deficiency) (Unaudited)
For the years ended December 31, 2015 and 2014

	Series Seed Convertible Preferred Stock		Series Seed-1 Convertible Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at January 1, 2014	-	$ -	-	$ -	7,000,000	$ 700	$ 1,300	$ (238,354)	$ (236,354)
Stock based compensation	-	-	-	-	-		5,409	-	5,409
Issuance of common stock	-	-	-	-	3,100,000	310	-	-	310
Exercise of stock purchase rights	-	-	-	-	240,000	24	-	-	24
Issuance of preferred stock for cash	2,445,657	245	-	-	-	-	1,499,677	-	1,499,922
Conversion of convertible notes payable	1,858,697	186	-	-	-	-	854,814	-	855,000
Preferred stock offering costs	-	-	-	-	-	-	(23,597)	-	(23,597)
Net loss	-	-	-	-	-	-	-	(1,374,306)	(1,374,306)
Balance at December 31, 2014	4,304,354	$ 431	-	$ -	10,340,000	$ 1,034	$ 2,337,603	$ (1,612,660)	$ 726,408
Stock based compensation	-	$ -	-	$ -	-	$ -	$ 11,188	$ -	$ 11,188
Exercise of stock options	-	-	-	-	83,777	8	6,818	-	6,826
Issuance of preferred stock for cash	-	-	1,266,088	127	-	-	1,320,023	-	1,320,150
Preferred stock offering costs	-	-	-	-	-	-	(25,063)	-	(25,063)
Net loss	-	-	-	-	-	-	-	(3,488,790)	(3,488,790)
Balance at December 31, 2015	4,304,354	$ 431	1,266,088	$ 127	10,423,777	$ 1,042	$ 3,650,569	$ (5,101,450)	$ (1,449,281)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ArtCraft Entertainment, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Net Loss	$ (3,488,790)	$ (1,374,306)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	6,686	1,255
Stock compensation expense	11,188	5,409
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(11,351)	(17,609)
(Increase)/Decrease in deposits	(28,594)	-
Increase/(Decrease) in accounts payable	(1,574)	(1,255)
Increase/(Decrease) in accrued expenses	68,146	-
Increase/(Decrease) in deferred revenue	2,224,611	-
Increase/(Decrease) in accrued interest payable	-	(5,919)
Net Cash Used In Operating Activities	(1,219,678)	(1,392,425)
Cash Flows From Investing Activities		
Purchase of property and equipment	(49,541)	(8,031)
Net Cash Used In Investing Activities	(49,541)	(8,031)
Cash Flows From Financing Activities		
Advances from related parties, net of repayments	(1,458)	(9,052)
Proceeds from issuance of convertible notes payable	-	405,000
Proceeds from exercise of stock options	6,826	-
Proceeds from exercise of stock purchase rights	-	24
Proceeds from issuance of common stock	-	310
Proceeds from issuance of preferred stock	1,320,150	1,499,922
Offering costs	(25,063)	(23,597)
Net Cash Provided By Financing Activities	1,300,455	1,872,607
Net Change In Cash	31,236	472,151
Cash at Beginning of Period	713,258	241,107
Cash at End of Period	$ 744,494	$ 713,258
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 21,989
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable	$ -	$ 855,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

ArtCraft Entertainment, Inc. (the "Company"), is a corporation organized May 20, 2013 under the laws of Delaware. The Company is a developer and publisher of massively multiplayer online role playing games.

As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated sales revenues or profits since inception, and has sustained net losses of $3,488,790 and $1,374,306 for the years ended December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect

the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2015 or 2014.

Capital Assets

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Capital assets as of December 31, 2015 and 2014 are as follows:

	2015	2014
Computer equipment	$ 59,953	$ 10,412
Less: accumulated depreciation	(8,140)	(1,454)
Property and Equipment, net	$ 51,813	$ 8,958
Depreciation Expense	$ 6,686	$ 1,255

Software Development Costs

The Company accounts for software development costs in accordance FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed. Costs incurred during the period of planning and development, and prior to determining technological feasibility, are expensed to operations as research and development in the period incurred. Technological feasibility is generally determined once substantially all product development and testing has been completed, including development of a working model. The Company capitalizes certain costs in the development of its proprietary games for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred.

The Company expensed $3,047,073 and $1,142,643 of costs related to the development of its game software during the years ended December 31, 2015 and 2014, respectively, to research and development, as the technological feasibility of the game was not achieved as of December 31, 2015 or 2014.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2015 or 2014.

The Company conducted a Kickstarter campaign to pre-sell the product it is developing, and continued to pre-sell the product on its own website after completion of the Kickstarter campaign. No pre-sale orders have been fulfilled as of December 31, 2015, so all proceeds have been recorded to deferred revenues as of December 31, 2015, in the amount of $2,224,611. These deferred revenues will be recognized upon completion of the revenue recognition process, which includes delivery of the product.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on May 31, 2014. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company. Therefore, the Company does not receive the net operating loss carryforward credits for losses prior to the conversion date.

Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2015 and 2014, the Company had net operating loss carryforwards of $791,312 and $364,606. The Company incurs Federal and Texas income taxes at rates of approximately 34% and 1% of gross margin, respectively, and has used an effective blended rate of 34.7% to derive a net deferred tax asset of $1,564,844 and $366,919 as of December 31, 2015 and 2014, respectively, related to tax-effected net operating loss carryforwards, non-qualified stock option expense, book-to-tax accrual differences, deferred revenue recognized as taxable income in 2015, and other items. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company's net operating loss carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of our net operating loss carryforwards before they are utilized.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2015 and 2014, the Company recognized no interest and penalties.

The Company files U.S. federal and Texas state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company amended and restated its articles of incorporation on August 20, 2015, authorizing 20,000,000 shares of $0.0001 par value common stock and 6,304,354 shares of $0.0001 par value preferred stock, designated as 4,304,354 shares of Series Seed Preferred Stock and 2,000,000 shares of Series Seed-1 Preferred Stock.

Preferred stockholders have liquidation preferences of a multiple of 1.5 of the purchase price (as defined in the articles of incorporation, which amounts to

Common Stock Issuances

In May of 2013, the Company issued its founder 7,000,000 shares of common stock at par value of $0.0001 per share, for total proceeds of $700. An additional $1,300 was contributed to the Company by the founder.

In March 2014, the Company issued a total of 3,100,000 shares of common stock to eight employees in exchange for services to the Company at a price of $0.0001 per share, providing total proceeds of $310. These issuances were under restricted stock purchase agreements which stipulated repurchase options subject to vesting schedules. One such agreement stipulated vesting of 800,000 shares upon issuance, and an additional 2,000,000 shares which vest monthly at a rate of 80,000 shares per month, commencing in March of 2014. 2,560,000 and 1,600,000 shares have vested under this arrangement as of December 31, 2015 and 2014, respectively. The remaining seven restricted stock purchase agreements stipulated vesting of all issued shares (a total 300,000) upon an initial public offering. Unvested shares under these agreements are subject to a repurchase option upon termination of service with the Company, as defined in the agreement. The repurchase price on the 2,800,000 share agreement stipulated repurchase at par value of $0.0001, while the remaining seven agreements stipulate a repurchase price of the fair value of the Company at the termination date, as determined by the Board of Directors. All shares issued under these arrangements become fully vested immediately prior to a change in control event, as defined in the agreements.

In April 2014, two employees exercised restricted stock purchase right grants into 240,000 shares of common stock at an exercise price of $0.0001 per share, providing proceeds of $24.

In May through June of 2015, two employees exercised stock options into 83,777 shares of common stock at exercise prices of $0.06-$0.09 per share, resulting in proceeds of $6,826.

As of December 31, 2015 and 2014, 10,423,777 and 10,340,000 shares of common stock were issued and outstanding, respectively. As of December 31, 2015 and 2014, 9,883,777 and 8,840,000 shares of common stock were vested and no longer subject to repurchase options, respectively.

Series Seed Preferred Stock Issuances

In 2014, the Company issued 2,445,657 shares of Series Seed Preferred Stock at a price per share of $0.6133, resulting in proceeds of $1,499,922. This issuance triggered the conversion of all outstanding convertible notes payable at the issuance date, resulting in the issuance of an additional 1,858,697 shares of Series Seed Preferred Stock after relieving $855,000 of convertible note payable principal.

Series Seed-1 Preferred Stock Issuances

In 2015, the Company issued 1,266,088 shares of Series Seed-1 Preferred Stock at a price per share of $1.0427, resulting in proceeds of $1,320,150.

Stock Plan

In April 2014, the Company approved its 2014 Stock Incentive Plan (the "Plan") to provide employees, officers, non-employee directors, contractors, and consultants to the Company with stock based awards. The Company reserved 1,900,000 shares of common stock for issuance under the Plan.

NOTE 5: CONVERTIBLE NOTES PAYABLE

During 2013 the Company issued $450,000 of convertible notes payable, and between January and May of 2014, the Company issued an additional $405,000 of convertible notes payable. The notes bear interest at 6% per annum and mature between September 2015 and December 2016. $550,000 were to mature in 2015 and $305,000 were to mature in 2016. Maturity was subject to an acceleration clause in the case of a change in control. The convertible notes payable were subject to various conversion features, which varied by note, where all the convertible notes payable were subject to automatic conversion upon the next equity financing of $1,000,000 or more. The conversion price on this conversion feature was to be a 25% discount to pricing in the triggering equity financing, with some notes further stipulating a valuation cap of $10 million to $12 million on the Company's fully diluted capital. Several notes had additional optional conversion features at maturity in the case an automatic conversion was not triggered. As of the issuance dates, the Company analyzed the conversion features to determine whether any qualify as a beneficial conversion feature, and determined that based on the fair value of the Company's stock at the notes' issuance dates, the conversion features were either not beneficial or contingent upon a future event. Accordingly, discounts were not recorded against the notes related to the conversion features. In June 2014, an equity financing triggered automatic conversion of all outstanding convertible notes payable, resulting in the conversion of the $855,000 of outstanding convertible notes payable into 1,858,697 shares of Series Seed Preferred Stock. The discounted conversion price in this conversion was determined to not be beneficial based on the fair value of the Company's stock at the issuance dates of the convertible notes payable. The Company recognized interest expense of $16,070 during the year ended December 31, 2014 related to these notes.

ArtCraft Entertainment, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the years then ended

NOTE 6: SHARE BASED PAYMENTS

The Company has adopted the 2014 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted was 1,900,000 shares as of December 31, 2015 and 2014. The options generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Shares available for grant under the Plan amounted to 728,000 and 910,000 as of December 31, 2015 and 2014, respectively. Vesting generally occurs over a period of immediately to four years.

During 2014, the Company issued 240,000 restricted stock purchase right grants under the Plan, which vested upon issuance and were exercised immediately at the $0.0001 per share exercise price, resulting in the issuance of 240,000 shares of common stock. These issuances are not considered in the following tables, which only contemplate stock option grants.

A summary of information related to stock options for the years ended December 31, 2015 and 2014 is as follows:

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	750,000	$ 0.08	-	N/A
Granted	404,000	$ 0.09	782,000	$ 0.08
Exercised	(83,777)	$ 0.08	-	N/A
Forfeited	(222,000)	$ 0.09	(32,000)	$ 0.09
Outstanding - end of year	848,223	$ 0.08	750,000	$ 0.08
Exercisable at end of year	242,250	$ 0.08	32,292	$ 0.06
Weighted average grant date fair value of options granted during year	$ 0.045		$ 0.048	
Weighted average duration (years) to expiration of outstanding options at year-end	8.9		9.7	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and

management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Risk Free Interest Rate	1.50%	1.60%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	65.00%	65.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.045	$0.045 - $0.055

Stock-based compensation expense of $11,188 and $5,409 was recognized under FASB ASC 718 for the years ended December 31, 2015 and 2014, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $39,283 and $32,291 for the years December 31, 2015 and 2014, respectively.

NOTE 7: RELATED PARTIES

Officers of the Company have advanced funds to the Company. The amounts due to these related parties as of December 31, 2015 and 2014 amounted to $1,547 and $3,005, respectively.

Certain convertible notes payable discussed in Note 5, for total principal of $215,000, were issued to officers of the Company and subsequently converted to preferred stock.

NOTE 8: LEASE COMMITMENTS

In October 2015, the Company entered into a sublease agreement for office space commencing in October 2015 and expiring May 2016. Rent obligations under this sublease agreement are $10,302 per month as long as the sublessor continues to vacate a portion of the leased space, then $13,226 per month thereafter. A $13,226 deposit was paid on this lease agreement.

In December of 2015, the Company entered into a lease agreement for office space to commence March 1, 2016 and continue for a 39 month term ending May 31, 2019. Rent payments escalate

annually, ranging from $6,828 to $7,397 per month. A deposit of $11,532 was paid on this lease agreement. Future payment obligations under this lease agreement are as follows:

December 31,		
2016	$	68,280
2017		83,836
2018		86,106
2019		36,605
Total	$	274,827

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based

on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Between February and April of 2016, 733,912 shares of Series Seed-1 Preferred Stock were issued at a price of $1.0427 per share, providing total proceeds of $765,250. This offering closed on June 1, 2016, with a total of $2,085,400 of Series Seed-1 Preferred Stock issued between 2015 and 2016.

In May 2016, the Company entered into a licensing agreement with a European publisher (the "Licensee"), providing the Licensee exclusive rights to market, operate, and commercially exploit the Company's product in certain languages in certain countries for an initial term of ten years from the commercial launch of the product. The Company is to receive a non-refundable, non-recoupable license fee of $2,000,000 under the terms of the licensing agreement, along with royalties on the Licensee's net revenues from the licensed rights.

The Company has evaluated subsequent events through June 10, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT B
Financial Condition Discussion

Financial Condition Discussion

ArtCraft Entertainment, Inc.

The Company has primarily operated on capital raised from the sale of its securities, augmented with pre-sales income from consumer crowdfunding.

Historically, we have controlled our expenses to match our cash on hand, and we will continue this process.

Currently we work to maintain 3-6 months of operating cash on hand at all times.

Our ongoing pre-sales and rewards-based crowdfunding receipts have ranged from approximately $30,000 to $140,000 month. We have averaged approximately $56,000 per month of such crowdfunding during 2016. We expect this average to rise later in 2016 through 2017 as we develop and make more of the game (*Crowfall*®) publicly available.

Our average total monthly expenses have averaged approximately $285,000 per month so far in 2016, though we expect monthly expenses to remain over $300,000 month on an ongoing basis.

Assuming no increase in our average amount of pledges per month, we currently anticipate that we have sufficient capital resources (cash on hand and licensing payments) to operate for at least seven months with no further investment or new licensing agreements.

Our planned and possible sources of additional funding may include the following:
  1) Escalation in crowdfunding sales as the game is more playable and complete
  2) EU rights license, $1 million collected plus $1 million due in 2017
  3) Title III crowdfunding equity raise, minimum $150,000 and up to $1 million
  4) Coincident accredited equity raise
  5) Sale of Russian game rights in 2017, (planned for the second quarter of 2017)
  6) Sale of Asian game rights (expected in second quarter of 2017) for China, Korea, Japan, rest of Asia
  7) Possible sales of Console (Xbox One, PS4) rights to the game
  8) Pre-Sales of the game during open beta testing 1-2 months before soft launch in 2017

We currently expect *Crowfall* to be in beta testing in early 2017 and to soft launch North America and Europe by the end of 2017.

We currently expect to be cash-flow positive in monthly pre-sales starting 1-2 months before the soft launch of the game.

As noted above, all of these amounts and dates are estimates only, and therefore highly subject to change.

EXHIBIT C
Investment Summary





Company: ArtCraft Entertainment

Market: Video Games

Product: *Crowfall* – A Massively Multiplayer Online Role Playing Game (MMORPG)

Company highlights:

- To date, *Crowfall* has received over $9.9 million in funding, including more than $3 million in prior crowdfunding campaigns from over 33,000 backers.[i]
- Crowfall.com also has over 146,000 registered users[ii] and has received over 1.2 million unique visitors
- In 2016, ArtCraft signed a European distribution deal with Travian Games which includes licensing fees of $2 million and an ongoing revenue share of all money collected from that region

COMPANY OVERVIEW

Opportunity:

In 2016, MMOs are projected to earn $19.8 billion in revenue, about 60% of all digital PC game revenue.[iii] By 2019, revenue is expected to reach $26 billion.[iv] One sub-genre of MMOs is MMORPG (massively multiplayer online role playing game), which includes notable titles such as *World of Warcraft*. The appeal of MMORPGs is that players develop their own characters in a persistent virtual world, usually by completing quests by themselves or as part of a group. However, most MMORPGs lack the compelling elements of strategy games, namely competition and victory. Strategy games are time-based where players must attempt to gather supplies, build resources, defend their bases, and launch attacks to ultimately achieve victory, all while knowing their opponent is doing the same thing. Unlike MMORPGs, there will ultimately be a winner.

ArtCraft Entertainment seeks to explore new sub-genres in the MMO space, created by merging elements from different (and disparate) gaming genres. Their flagship title, *Crowfall*, exemplifies this approach, presenting players with an online experience that combines immersive role-playing with the addictive elements of a competitive strategy game. The aim is to capture a global MMO audience with a game that synthesizes character development, team building, competition, and social interaction.

ArtCraft Entertainment

ArtCraft Entertainment is an Austin, Texas based independent developer and publisher of cutting-edge massively multiplayer online role-playing games (MMORPGs). ArtCraft was founded by two experienced MMO executives: J Todd Coleman and Gordon Walton. Coleman and Walton have recruited an experienced team of AAA game engineers, managers, artists, and designers to build and launch *Crowfall*. In the video game industry, AAA, or Triple-A, is a classification term used for games with the highest development budgets and levels of promotion. A title considered to be AAA is expected to be a high-quality game, and one of the year's most anticipated titles.[v]



J Todd Coleman, Creative Director: Todd brings a wealth of creative and entrepreneurial experience to ArtCraft. He founded Reliant Data Systems (acquired by Compuware Corporation in 1999), Wolfpack Studios, Inc. (acquired by Ubi Soft in 2004) and was the VP of production and creative director for KingsIsle Entertainment, Inc. As the co-creator and creative lead of *Shadowbane*, *Wizard101*, and *Pirate101*, Todd has built a reputation for pushing the boundaries of MMO design. His games have received numerous awards (including Game of the Year, Audience Choice, and Family Game of the Decade) and he was personally recognized by Gamasutra as one of the top 50 developers in the industry and by Massive Gamer magazine as the #1 Most Influential Game Developer in the World.

 Debuted #3 in USA
140k sold first year
Sold to Ubisoft 2003

 50MM registered players
#1 Kids MMO in U.S.
2x MAU of Club Penguin

 Follow-on to Wizard101
Family Game of the Year
(MMORPG.com)



Gordon Walton, Executive Producer: Gordon has been building games and managing game development for more than 35 years, and has spent the last 20 years managing MMO games. He was VP of Online at Origin Systems, managing *Ultima Online* (the first-ever MMORPG), VP and executive producer at Maxis, managing the *Sims Online*, and VP and Executive Producer at Sony Online Entertainment for *Star Wars Galaxies*. Gordon then went on to become the co-studio general manager at BioWare Austin for *Star Wars: The Old Republic*, and was most recently the VP and executive producer at Disney Playdom. He has personally developed more than 35 games and overseen the development of more than 200 games.

 First breakout MMO
Grew subs 125k->250k
~$30MM/year 1999-2001

 250k players, 2nd to EQ
Jump to Lightspeed Exp.
~$35MM/year 2004-2005

 Founded studio, built team
Fastest growing MMO
1MM players in 3 days

Remainder of page intentionally left blank

Overview

Crowfall is ArtCraft's flagship title. It is a massively multiplayer online role-playing game (MMORPG), a persistent virtual world that can be shared by hundreds of thousands (or millions) of online players. It is unique in that it has been designed as a "Throne War Simulator," offering gamers a very different in-game experience compared to traditional MMO titles. *Crowfall* combines the persistence of an MMO with the ability for players to change the virtual world, allowing teams to win (or lose), as in a strategy game. Thousands of players are vying for control of a virtual throne, where the only options are to win or to die.



Gameplay

Like traditional MMOs, *Crowfall* has a third-person (over the shoulder) view with mouse and keyboard controls. The scoring mechanism is tied to various actions in each campaign. Players can build and destroy features within the virtual universe. Find an old castle ruins, clear it out, and rebuild it into a fortress. Gather stone and build a stronghold at the mouth of a river. Collapse a mine to deny other players' the production of iron. *Crowfall's* action-based combat system allows players to engage in sword battles, throw fireballs, and even topple castle walls – all in real time, and all witnessed by thousands of other online players.



Static Worlds

The problem with traditional MMOs is that they are inherently static, meaning the state of the virtual world doesn't change based on the actions of the players. This model is known as 'theme park' MMO design, where the players are treated as passive participants in the world. The theme park model of design has some advantages; most notably, it allows the designers to retain as much control as possible over the players' experience, so that they can homogenize it as much as possible. This homogeny is helpful to achieve scale, but, unfortunately, players eventually figure out the patterns of the game and realize they are no more the hero of the story than every other player. Once that happens, the experience becomes hollow.

Dynamic Worlds

Instead of pre-canned adventures built from a linear series of quests, ArtCraft is building worlds that are dynamic. *Crowfall* is built using this model, where players can make decisions and take actions that change the outcome not just for themselves but for every other player. This creates a far more engaging and immersive style of gameplay.



Remainder of page intentionally left blank





Throne War Simulator

Crowfall is an MMO that players can actually win. ArtCraft calls it a "Throne War Simulator." The worlds of *Crowfall* feature unique maps, rules, and victory conditions. Each world is a unique strategy game, and players join teams (Factions, Guilds, or Noble Houses) to vie for control of a virtual throne. The worlds are also time limited - they last until one team conquers the map and is declared the winner. These "Campaign Worlds" can last a few weeks, a few months, or even up to a year.



All worlds are fully customizable. In each, players can chop down trees, quarry stone, fashion tools, build houses, craft goods, and farm. They can also set up shops and trade with other players, defend their lands from an enemy clan, recruit players to be their vassals, raise an army, establish trade routes, and hire bodyguards, mercenaries, scouts, and assassins.



In the worlds of *Crowfall*, there are three paths to building an Empire: Glory, Wealth, and Power.

GLORY

Defeat enemies through brute force and strength in combat. Players can recruit an army and storm their enemy's gates, and use siege weapons to topple towers and tear down walls. The world is theirs to build, and destroy!



WEALTH

The amassing of economic strength begins with a crafting system that leads to an intricate web of trade routes and supply lines that cross between campaigns and kingdoms. Players can invest their wealth and grow an empire - building castles, strongholds, shops, houses, temples, and guildhalls. They can craft artifacts of wondrous power, or other masterfully crafted goods, that can be bought and wielded by other players.



POWER

The ultimate endgame - the net sum of a player's achievements across every campaign and every kingdom. Players serve as Monarch, carving their land into provinces, and recruiting vassals, noble houses, mercenary companies and merchant guilds to consolidate power under their banner.



Eternal Kingdoms

In addition to Campaign Worlds, the game also allows players to create and manage their own guild and personal Kingdoms. Unlike Campaign Worlds, these never expire. They exist as social hubs, economic marketplaces, and guild housing for players to build cities, craft items, display trophies, and enjoy a bit of "down time" in between campaigns.



Use of Net Proceeds and Product Roadmap

Funds will be used to complete game development of *Crowfall* for PC, with a scheduled launch date of mid to late 2017. Additional funding could be used for marketing and operations of the game post-launch. ArtCraft Entertainment's goal is to build up *Crowfall's* sales and momentum and then leverage that success to become a world-wide publisher and developer of other "community engagement" (team oriented) titles.

ArtCraft is also planning to explore additional platforms and markets for *Crowfall* (and subsequent titles). This includes the possibility of porting the game to console platforms (such as Xbox ONE and PS4) as well as launching the game in additional territories (Russia, China, Japan, Korea, etc.).

Remainder of page intentionally left blank

Business Model

For Western markets, *Crowfall* plans to build out multiple revenue streams:

- **Buy-to-Play**: Retail premium product. Buy once, play forever ($49.99)

- **Optional VIP Subscription**: $15/month
    - Monthly VIP membership offers additional advantages and player perks.
    - 25% of current backers have opted for a package with a VIP subscription included
    - ~20-25% of players expected to use VIP post-launch

- **Micropayment Currency**:
    - Virtual currency can be purchased to collect virtual (in-game) items
    - Players can purchase a "virtual kingdom" and settle it with Shops, Houses, and Castles, or collect virtual Pets and Mounts (prices range from $10 to $7,000)

About 44% of *Crowfall's* current backers have opted for a pledge package that includes a VIP subscription and/or the pre-purchase of in-game items.

For other markets, the offering for *Crowfall* will likely be changed, however these will be separate "game universes" to prevent issues with pricing and game balance. Distribution agreements in foreign territories typically include upfront licensing fees/advances plus ongoing revenue share from in-game sales.

TRACTION

To date, *Crowfall* has received over $9.9 million in funding, including more than $3 million in prior crowdfunding campaigns from over 33,000 backers.[vi] In 2014, *Crowfall* raised a Series Seed round of $2.355 million, at a post-money valuation of $10 million. In Q1 2016, it closed a $2.085 million Series Seed-1 round at a post-money valuation of $19.1 million In Q4 2016, it closed a $610k Series Seed-2 round at a post-money valuation of approximately $20.6 million.

Crowfall.com also has over 146,000 registered users.[vii] The website has received over 1.2 million unique visitors, and has averaged 145,000 unique visitors per month, with 51% of visitors coming from overseas consumers.

HISTORICAL FINANCIALS

Costs related to the research and development of *Crowfall* during 2014 and 2015 totaled $1,374,306 and $3,488,790, respectively. The company conducted a Kickstarter campaign to pre-sell *Crowfall*, and continued to pre-sell the product on Crowfall.com after completion of the Kickstarter campaign. No pre-sale orders were fulfilled in 2015, so all proceeds have been recorded to deferred revenue, which stood at $2,224,611 as of December 31, 2015. These deferred revenues will be recognized upon completion of the revenue recognition process, which includes delivery of *Crowfall*. ArtCraft Entertainment had net operating loss carry forwards of $364,606 and $791,312 in 2014 and 2015, respectively. In 2016, ArtCraft signed a distribution deal for Europe with Travian Games which includes licensing fees of $2 million and an ongoing revenue share of all money collected from that region.

Globally, there are 1.2 billion active gamers[viii] who are projected to generate nearly $100 billion in revenue in 2016.[ix] China is the largest market (followed by the U.S.) and accounts for one quarter of the entire global game market. Global game revenue is projected to grow at a compound annual growth rate of 6.6% over the next few years, and reach $118.6 billion by 2019.[x]



In 2015, there were 155 million gamers in the United States, four out of every five U.S. households owned a device used to play video games, and there was an average of two gamers per household.[xi] That year, total game purchases (video, computer, and other formats) in the U.S. totaled $16.5 billion, a 7% increase from 2014.[xii]



In the U.S., strategy-based games were the most popular computer game genre (36.4% of all units sold), while shooter-based games (24.5% of all units sold) were the most popular video game genre.[xiii]



Best-Selling COMPUTER GAME Super Genres by Units Sold, 2015
Other games/ compilations 1.3%
Strategy 36.4%
Sport games 0.2%
Shooter 6.3%
Role-playing 18.7%
4.1% Action
5.9% Adventure
0.1% Arcade
25.8% Casual
0.1% Children's entertainment
0.3% Family entertainment
0.6% Flight
0.3% Racing
Source: The NPD Group/Retail Tracking Service

Best-Selling VIDEO GAME Super Genres by Units Sold, 2015
Strategy 3.8%
Sport games 13.2%
Shooter 24.5%
Role-playing 11.6%
Racing 4.1%
0.8% Other games/ compilations
22.9% Action
7.7% Adventure
0.9% Casual
3.6% Family entertainment
6.7% Fighting
Source: The NPD Group/Retail Tracking Service

Massively multiplayer online games (MMOs) encompass a wide range of genres including role-playing (e.g. *World of Warcraft*), shooter games, and a more recent and increasingly popular category called multiplayer online battle arenas (MOBAs), which includes games such as *League of Legends*. MMOs are projected to earn $19.8 billion in revenue in 2016, about 60% of all digital PC game revenue.[xiv] The market is projected to grow at a compound annual growth rate of 8%, and reach $26 billion by 2019.[xv] As more gamers, especially in Asia, shift to free-to-play games, virtual currency used to purchase virtual goods and avatars (i.e. microtransactions) is expected to account for more than 50% of revenue in the global MMO game market.[xvi]



Worldwide PC MMO revenue by region, 2016E
Free-to-play vs. Pay-to-play
North America
$1.9B
$580M
Europe
$2.9B
$642M
Asia
$11.2B
$1.4B
Latin America
$913M
$97M
Rest of world
$216M
$44M
SUPERDATA

COMPARABLES

Crowfall's main comparables are existing MMO games, almost all of which were released between the years of 2004 and 2014.

Guild Wars 2: Released in 2012, *Guild Wars 2* is a massively multiplayer online role-playing game (MMORPG) developed by ArenaNet and published by NCSOFT. The game features an expansive and immerseive world and a dedicated area for PvP players. Within its first month of launch, *Guild Wars 2* sold over two million copies.[xvii] Like its predecessor, *Guild Wars*, the game did not require a subscription fee, yet after selling five million units, the game changed to a free-to-play model in August 2015.[xviii] As of October 2015, seven million accounts had been created for *Guild Wars 2*.[xix]

ArcheAge: *ArcheAge* is an MMORPG developed by Korean developer Jake Song (former developer of Lineage) and his development company, XL Games. The game was released in Korea in January 2013, and in Europe and North America in September 2014 through Trion Worlds. *ArcheAge* is described as a "sandpark" MMORPG, which the developers say is a hybrid of the open, free-roaming style of a "sandbox" game and the more structured domains of a "theme park" game.

Camelot Unchained: *Camelot Unchained* is an upcoming Arthurian fantasy MMORPG from City State Entertainment and Mark Jacobs, founder of Mythic Entertainment and known for his development of *Dark Age of Camelot*. The game offers the three factions of Arthurian, Tuatha De Danann, and Viking, and focuses on Realm vs. Realm, housing, and a player economy, along with crafting and other features. Launched in April 2013 on Kickstarter, 14,873 backers have pledged $2,232,933 to date.[xx]

The Elder Scrolls: *The Elder Scrolls*, first released in 1992, is a series of action role-playing open world fantasy video games primarily developed by Bethesda Game Studios and published by Bethesda Softworks. In 2011, *Skyrim,* the fifth installment to the series, sold over 18 million copies. Before that, *Oblivion,* which was released in 2006, sold over 7 million copies.[xxi] *The Elder Scrolls Online*, originally released in April 2014, is the first MMORPG installment of the franchise and was developed by ZeniMax Online Studios. When first released for PC, *Elder Scrolls Online* reported 770,000 users after just three months.[xxii] In 2015, the game changed from a subscription-based model to an upfront purchase cost, released console versions, and rebranded as *The Elder Scrolls Online: Tamriel Unlimited*.[xxiii] A month into that release, console-based sales totaled 800,000 on PS4 and 600,000 on xBox One.[xxiv] Global sales for the MMORPG installment have totaled 3.89 million units since launch.[xxv]

While not focused specifically on Player versus Player gameplay, the following games are notable for their success in the MMO gaming market:

World of Warcraft: Released in 2004, *World of Warcraft* (*WoW*) is an MMORPG by Blizzard Entertainment, a division of Activision Blizzard. It is the fourth released game set in the fantasy *Warcraft* universe, which was first introduced by *Warcraft: Orcs & Humans* in 1994. As of Q3 2015, *WoW* had 5.5 million active subscribers, down from its peak of over 12 million global subscribers in October 2010.[xxvi] In 2015, *WoW* generated $814 million in revenue, making it the fourth-highest grossing PC game of the year.[xxvii]

Tera: *Tera* is a 3D fantasy themed MMORPG developed by Bluehole Studio. The game was originally released in Korea in January 2011, but was brought to North America and Europe in May 2012 by En Masse Entertainment. *Tera* has typical MMORPG features such as questing, crafting, and Player versus Player action. The North American and European version originally required a subscription to play, but in February 2013, the game re-released as *TERA:Rising* and became free to play.[xxviii] After the switch, users jumped to 1.4 million, with North America contributing the majority of new players.[xxix] The free-to-play model also drove up Tera's revenues. In 2013, *Tera* generated worldwide revenues of $236 million.[xxx]

INVESTMENT TERMS

Security Type: Preferred Equity
Round: Series Seed-3
Round Size: Min: $150,000; Max: $1,000,000
Pre-money Valuation: $22 million
Price per share: $1.1173

Polygon: Crowfall is an MMO that mixes Game of Thrones with Eve Online
PC Gamer: Crowfall Kickstarter finishes with nearly $1.8 million
MMORPG.com: The Best of 2015
MMORPG.com: Editorials: Can Crowfall Bring About a New Era?
IGN: 9 Most Anticipated MMORPGS of 2016

All perks are individual, not inclusive of previous perks. Specifically, you only get on perk reward matching your investment level.

$100+ 2017 Contributor + investor badge

- Access to Beta 2 and all subsequent tests
- Digital copy of Crowfall
- Allows you to post on the Crowfall forums!
- Thanks in the credits as a 2017 Patron
- 2017 Early Backer Avatar Frame
- 2017 Early Backer Forum Badge
- All 2017 Badges and Frames up to Early Backer level

$200+ 2017 Bronze + investor badge

- Access to Alpha 3 and all subsequent tests
- 2 months VIP membership
- Allows you to post on the Crowfall forums!
- Digital copy of Crowfall
- Thanks in the credits as a 2017 Patron
- 2017 Bronze Avatar Frame
- 2017 Bronze Forum Badge
- All 2017 Badges and Frames up to Bronze level
- Copy of Digital Soundtrack
- Copy of Digital Art Book
- Quarterhorse summoning figurine

$300+ 2017 Gold + investor badge

- Access to Alpha 2 and all subsequent tests
- 1 month of VIP membership
- Allows you to post on the Crowfall forums!
- Digital copy of Crowfall
- Thanks in the credits as a 2017 Patron
- 2017 Gold Avatar Frame
- 2017 Gold Forum Badge
- All 2017 Badges and Frames up to Gold level

- Copy of Digital Soundtrack
- Copy of Digital Art Book
- Quarterhorse summoning figurine
- Warhorse summoning figurine
- A Small Fort for your personal kingdom

$500+ 2017 Amber + investor badge

- Access to Alpha 2 and all subsequent tests
- 2 months of VIP membership
- Allows you to post on the Crowfall forums!
- Digital copy of Crowfall
- Thanks in the credits as a 2017 Patron
- 2017 Amber Avatar Frame
- 2017 Amber Forum Badge
- All 2017 Badges and Frames up to Amber level
- Copy of Digital Soundtrack
- Copy of Digital Art Book
- Quarterhorse summoning figurine
- Warhorse summoning figurine
- Nightmare summoning figurine
- A cottage for your personal kingdom
- A Medium Fort for your personal kingdom and a starting title of Knight or Lady
- 5 bonus tax-free parcels for your personal Kingdom (5 total)

$1,000+ 2017 Sapphire + investor badge

- Access to Alpha 1 and all subsequent tests
- 12 months of VIP membership
- Allows you to post on the Crowfall forums!
- Digital copy of Crowfall
- Thanks in the credits as a 2017 Sapphire Patron
- 2017 Sapphire Avatar Frame
- 2017 Sapphire Forum Badge
- All 2017 Badges and Frames up to Sapphire level
- Copy of Digital Soundtrack
- Copy of Digital Art Book
- Quarterhorse summoning figurine
- Warhorse summoning figurine
- Nightmare summoning figurine
- Two cottages for your personal kingdom
- Bonus tax-free parcels of land for your personal kingdom - 10 Total
- One cathedral, dedicated to the god of your choice, for your personal kingdom
- A Small Keep for your personal kingdom and the starting title of Knight or Lady

$2,500+ 2017 Ruby + investor badge

- Access to Pre-Alpha 2 and all subsequent tests
- 24 months of VIP membership
- Allows you to post on the Crowfall forums!
- Digital copy of Crowfall
- Thanks in the credits as a 2017 Ruby Patron
- 2017 Ruby Avatar Frame
- 2017 Ruby Forum Badge
- All 2017 Badges and Frames up to Ruby level
- Copy of Digital Soundtrack
- Copy of Digital Art Book
- Quarterhorse summoning figurine
- Warhorse summoning figurine
- Nightmare summoning figurine
- Three cottages for your personal kingdom
- A villa for your personal kingdom
- Bonus tax-free parcels of land for your personal kingdom - 20 Total
- One cathedral, dedicated to the god of your choice, for your personal kingdom
- Exclusive stronghold (Small Castle 2016) for your personal kingdom and the starting title of Baron or Baroness

$5,000+ 2017 Ruby + Medium Castle + investor badge

- Access to Pre-Alpha 2 and all subsequent tests
- 24 months of VIP membership
- Allows you to post on the Crowfall forums!
- Digital copy of Crowfall
- Thanks in the credits as a 2017 Ruby Patron
- 2017 Ruby Avatar Frame
- 2017 Ruby Forum Badge
- All 2017 Badges and Frames up to Ruby level
- Copy of Digital Soundtrack
- Copy of Digital Art Book
- Quarterhorse summoning figurine
- Warhorse summoning figurine
- Nightmare summoning figurine
- Three cottages for your personal kingdom
- A villa for your personal kingdom
- Bonus tax-free parcels of land for your personal kingdom - 20 Total
- One cathedral, dedicated to the god of your choice, for your personal kingdom
- Exclusive stronghold (Small Castle 2016) for your personal kingdom and the starting title of Baron or Baroness
- 2017 Medium Castle

$10,000+ 2017 Ruby + Mountain Citadel + investor badge

- Access to Pre-Alpha 2 and all subsequent tests
- 24 months of VIP membership
- Allows you to post on the Crowfall forums!
- Digital copy of Crowfall
- Thanks in the credits as a 2017 Ruby Patron
- 2017 Ruby Avatar Frame
- 2017 Ruby Forum Badge
- All 2017 Badges and Frames up to Ruby level
- Copy of Digital Soundtrack
- Copy of Digital Art Book
- Quarterhorse summoning figurine
- Warhorse summoning figurine
- Nightmare summoning figurine
- Three cottages for your personal kingdom
- A villa for your personal kingdom
- Bonus tax-free parcels of land for your personal kingdom - 20 Total
- One cathedral, dedicated to the god of your choice, for your personal kingdom
- Exclusive stronghold (Small Castle 2016) for your personal kingdom and the starting title of Baron or Baroness
- 2017 Mountain Citadel

RISK FACTORS

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THE COMPANY'S FORM C OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The risks associated with our company include the following. Potential inability to attract, recruit and retain and develop necessary personnel, high level of competition, government regulation of use of individually identifiable data and issues relating to loss or theft of customer data, potential for security breaches and disruptions, the company's success depends on board and executive officers who may leave the employ of the company, the capital being raised is not enough to sustain the company's current business plan, lack of key man life insurance on executives and other key personnel, lack of audited financial statements, risks associated with properly calculating the company's tax liability, the fact that the company is not subject to Sarbanes-Oxley regulations and related controls and safeguards required of public companies, changes in employment laws or regulation could harm the company's performance, fluctuations in customer mix could impact financial performance, potential fluctuation of operating results, need to attract qualified customer service and technical support personnel, effect of cyclical, volatility or extended downturn in the United States or worldwide economy, ability to stay ahead of rapid technological change and dependence on new product development, failure to obtain new clients or renew

existing clients on favorable terms, reliance on subcontractors, potential impact of military actions, global terrorism, natural disasters and potential political unrest.

The risks associated with the securities the company is offering include the following. Restricted nature of the securities and lack of liquidity, the fact that the offering is not registered under federal or state securities laws, there is no guarantee of return on an investor's investment, the majority of the company owned by a small number of owners, the company's ability to extend the offering deadline, potential dilution of your ownership interest in the company, the fact that the security is an equity security and not a debt security, and the potential that the warrants may expire worthless.

[i] https://www.crowfall.com/en/funding/
[ii] Ibid.
[iii] https://www.superdataresearch.com/market-data/mmo-market/
[iv] http://connectedconsumer.osborneclarke.com/digital-entertainment/key-trends-driving-the-mmo-gaming-market/
[v] https://en.wikipedia.org/wiki/AAA_(video_game_industry)
[vi] https://www.crowfall.com/en/funding/
[vii] Ibid.
[viii] http://www.marketwired.com/press-release/global-digital-gaming-market-estimated-grow-cagr-229-analysis-trends-forecast-2015-2020-2098742.htm
[ix] https://newzoo.com/insights/articles/global-games-market-reaches-99-6-billion-2016-mobile-generating-37/
[x] Ibid.
[xi] http://www.theesa.com/wp-content/uploads/2015/04/ESA-Essential-Facts-2015.pdf
[xii] http://www.theesa.com/wp-content/uploads/2016/04/Essential-Facts-2016.pdf
[xiii] Ibid.
[xiv] https://www.superdataresearch.com/market-data/mmo-market/
[xv] http://connectedconsumer.osborneclarke.com/digital-entertainment/key-trends-driving-the-mmo-gaming-market/
[xvi] Ibid.
[xvii] http://www.inquisitr.com/331128/guild-wars-2-sales-break-two-million-mark/
[xviii] http://www.eurogamer.net/articles/2015-08-27-arenanet-explains-guild-wars-2-going-free-and-the-addition-of-raids
[xix] https://www.guildwars2.com/en-gb/news/the-journey-is-just-beginning/
[xx] https://www.kickstarter.com/projects/13861848/camelot-unchained/description
[xxi] http://www.forbes.com/sites/archenemy/2015/07/20/the-resounding-whimper-of-the-elder-scrolls-online-release/#320599545ce9
[xxii] http://www.forbes.com/sites/archenemy/2015/07/20/the-resounding-whimper-of-the-elder-scrolls-online-release/#320599545ce9
[xxiii] http://www.vg247.com/2015/01/21/elder-scrolls-online-no-subs-ps4-pc-xbox-one/
[xxiv] http://www.forbes.com/sites/northwesternmutual/2016/10/26/will-economic-pessimism-soon-give-way-to-a-more-positive-outlook/#2e486382449c
[xxv] http://www.vgchartz.com/gamedb/?name=Elder+scrolls+online
[xxvi] https://www.cnet.com/news/world-of-warcraft-subscriber-base-hits-12-million/
[xxvii] https://mmos.com/news/superdatas-2015-stats-place-league-of-legends-and-clash-of-clans-at-the-top
[xxviii] http://tera.wikia.com/wiki/Tera
[xxix] http://venturebeat.com/2013/03/20/tera-mmo-has-more-subscribers-as-a-free-to-play-game-than-when-it-required-a-subscription/
[xxx] http://www.gamesindustry.biz/articles/2014-07-18-the-old-republic-earned-usd165-million-last-year-report

EXHIBIT D

Investment Documents

ARTCRAFT ENTERTAINMENT, INC.
SERIES SEED-3 PREFERRED STOCK INVESTMENT AGREEMENT

This Series Seed-3 Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the date set forth on the signature page below and is between the Company and the purchaser identified on the signature page to this Agreement (the "**Purchaser**").

The parties agree as follows:

1.   **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibits and Schedules thereto have the meanings set forth in Exhibit A.

2.   **INVESTMENT**.

The Company has authorized the offer and sale of up to an agreement of $1,000,000 of shares (the "**Maximum Offering Amount**") of its Series Seed-3 Preferred Stock to be sold to certain purchasers acceptable to the Company (the "**Offering**"), which offering is being conducted through the Democracy VC LLC ("**Portal**") online equity crowdfunding platform (the "**Platform**").

The shares of Series Seed-3 Preferred Stock being offered and sold in the Offering are being offered and sold pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations promulgated thereunder ("**Regulation Crowdfunding**").

Prior to the Offering Commencement Date, the Company filed (or caused to be filed) with the Securities Exchange Commission (the "**Commission**") a Form C Offering Statement for the Offering (together with any amendments thereto or progress updates filed in connection therewith, collectively, the "**Offering Statement**").

Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) the Purchaser shall purchase at the Closing and the Company shall sell and issue to the Purchaser at the Closing _____ shares (the "**Shares**") of Series Seed-3 Preferred Stock, at a price per share equal to the Purchase Price and (ii) the Purchaser and the Company agree to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

Subject to the terms and conditions of this Agreement, the Company shall adopt and file a Certificate of Designation of Series Seed-3 Preferred Stock, in substantially the form of Exhibit C attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Certificate of Designation**") with the Secretary of State of the State of Incorporation on or before the initial Closing. The Series Seed-3 Preferred Stock will have the rights, preferences, privileges and restrictions set forth in the Restated Charter (as defined below).

This Agreement is entered into as part of a series of similar agreements (collectively with this Agreement, the "**Agreements**") pursuant to which the Company will sell and issue shares of Series Seed-3 Preferred Stock to the persons listed on the signature pages of such Agreements (collectively with the Purchaser, the "**Purchasers**").

3.   **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement

between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A

DEFINITIONS

"**Affiliate**" means any entity controlled by or under common control with the Company and any predecessor of the Company, and "**control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

"**Business Day**" means any day except Saturday, Sunday or any other day on which commercial banks located in Los Angeles, California are authorized or required by applicable law to be closed for business.

"**Cancellation Deadline**" means 5:00 p.m. (Los Angeles time) on January 16th, 2016.

"**Company**" means ArtCraft Entertainment, Inc., a Delaware corporation.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Travis County, Texas.

"**Governing Law**" means the laws of the State of Delaware.

"**Preferred Stock**" means the issued and outstanding Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock of the Company.

"**Purchase Price**" means $1.1173 per share.

"**Restated Charter**" means the Company's Amended and Restated Certificate of Incorporation, together with the Certificate of Designation, the Certificate of Designation of Series Seed-1 Preferred Stock, and the Certificate of Designation of Series Seed-2 Preferred Stock, as each may be amended, restated, supplemented or otherwise modified from time to time.

"**State of Incorporation**" means the State of Delaware.

"**Stock Plan**" means the Company's 2014 Stock Incentive Plan, as amended.

"**Target Offering Amount**" means $150,000 of shares of Series Seed-3 Preferred Stock.

"**Total Post-Money Shares Reserved for Option Pool**" means 2,700,000.

"**Transfer**" or "**Transferred**" means any direct or indirect transfer, sale, assignment, gift, intervivos transfer, pledge, hypothecation, mortgage or other disposition or encumbrance (whether voluntary or involuntary or by operation of law), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, the Securities is transferred or shifted to another person or entity, the offer to make a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT B

AGREEMENT TERMS

1.   **SUBSCRIPTION; CANCELLATIONS; ACCEPTANCE OF THE PURCHASE AND SALE OF SERIES SEED-3 PREFERRED STOCK**.

1.1   Subscription.

1.1.1   **Subscription**. Subject to the terms and conditions of this Agreement, the Purchaser subscribes for and agrees to purchase the Shares at the applicable Closing. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf in accordance with Section 1.3. No investor may subscribe for shares of Series Seed-3 Preferred Stock in the Offering after January 16th, 2016 (the "**Offering Deadline**").

1.1.2   **Purchase Price**. Prior to the later of (A) the Offering Deadline and (B) 5:00 p.m. (Los Angeles time) on the fifth (5th) Business Day following the date of the Purchaser's signature to this Agreement set forth on the signature page below (the "**Funding Deadline**"), the Purchaser shall deliver to the Company the Purchase Price by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provide on the Platform. Funds for the Purchase Price will be held in an escrow account established by the Company through the Platform (the "**Escrow Account**") and released to the Company at the discretion of the Company in accordance with Section 1.4, and subject to the terms and conditions of the escrow agreement related to the Escrow Account (the "**Escrow Agreement**") and this Agreement.

1.1.3   **Oversubscriptions**. The Company may accept subscriptions from the Purchasers for shares of Series Seed-3 Preferred Stock having an aggregate purchase price in excess of the Target Offering Amount so long as the aggregate purchase price of all subscriptions accepted by the Company in the Offering do not exceed the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

1.2   Cancellation.

1.2.1   **Cancellation Deadline**. Purchaser may cancel this subscription at any time and for any reason up until the Cancellation Deadline. Except as set forth in Sections 1.2.2 and 1.4.3, Purchaser agrees that after the Cancellation Deadline this subscription shall be irrevocable by Purchaser and shall survive the death or disability of Purchaser.

1.2.2   **Material Change** If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith, the Company shall direct Portal to send to the Purchaser notice (A) of such material change and (B) that Purchaser's subscription will be cancelled unless Purchaser reconfirms such subscription within five (5) Business Days of Purchaser's receipt of such notice (the "**Reconfirmation Period**"). If Purchaser fails to reconfirm Purchaser's subscription within the Reconfirmation Period, (Y) such subscription will be cancelled automatically and (Z) the Company shall direct Portal to (I) send to Purchaser, within five (5) Business Days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that Purchaser is expected to receive, and (II) refund of such subscription to Purchaser.

1.2.3   **Cancelled Subscriptions**. If Purchaser's subscription is cancelled, such subscription shall be refunded to Purchaser without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

1.3   **Acceptance**. Purchaser acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and delivered to Purchaser. Upon rejection of the subscription under this Agreement for any reason, such subscription shall be refunded to Purchaser without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and this Agreement shall be deemed to be null and void and of no further force or effect.

1.4   **Closing**.

1.4.1   **Closing**. Subject to this Section 1.4, the closing of the sale and purchase of Series Seed-3 Preferred Stock pursuant to the Agreements (the "**Closing**") shall take place through the Platform within five (5) Business Days after the Offering Deadline (the "**Closing Date**").

1.4.2   **Closing Conditions**. Subject to Section 1.4.3, the Closing is conditioned upon satisfaction of all of the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions from Purchasers for shares of Series Seed-3 Preferred Stock having an aggregate purchase price of at least the Target Offering Amount;

(ii)   prior to the Funding Deadline, the Company shall have received into the Escrow Account in cleared funds, and is accepting, aggregate subscriptions from the Purchasers for shares of Series Seed-3 Preferred Stock having an aggregate purchase price of at least the Target Offering Amount;

(iii)   prior to the Closing, the Company shall have filed the Restated Charter with the Secretary of State of Delaware; and

(iv)   Purchaser has delivered to the Company an executed copy of the Proxy (as defined below).

1.4.3   **Early Closing**. The Company may effect the Closing (an "**Early Closing**") prior to the Offering Deadline (such earlier Closing Date, the "**Early Closing Date**") if all of the following conditions are satisfied:

(i)   the Early Closing Date is at least 21 days after the Offering Commencement Date;

(ii)   Portal provides notice (the "**Early Closing Notice**") to the Purchaser of (A) the Early Closing Date, (B) the right of investors in the Offering to cancel their subscriptions at any time and for any reason up until 48 hours prior to the Early Closing Date, and (C) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period;

(iii)   Portal provides the Early Closing Notice to the other Purchasers and any potential Purchaser;

(iv)   the Early Closing Date is scheduled for and occurs at least five (5) Business Days after the Early Closing Notice is provided by Portal;

(v)   at the time of the Early Closing, the Company has received into the Escrow Account in cleared funds, and is accepting, subscriptions from Purchasers for shares of Series Seed-3 Preferred Stock having an aggregate purchase price of at least the Target Offering Amount;

(vi)   prior to the Early Closing, the Company shall have filed the Restated Charter with the Secretary of State of Delaware; and

(vii)   Purchaser has delivered to the Company an executed copy of the Proxy.

As used herein, the term "**Closing**" shall apply to an Early Closing, if applicable, and the term "**Closing Date**" shall apply to an Early Closing Date, if applicable.

1.5   No Closing. If (i) at the Offering Deadline, the Company fails to receive subscriptions from Purchasers for shares of Series Seed-3 Preferred Stock having an aggregate purchase price of at least the Target Offering Amount; (ii) at the Funding Deadline, the Company fails to receive in cleared funds, or is not accepting, subscriptions from Purchasers for shares of Series Seed-3 Preferred Stock having an aggregate purchase price of at least the Target Offering Amount; or (iii) the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, (1) Purchaser's subscription will be cancelled automatically and (2) Portal will, within five (5) Business Days thereafter, (A) send to Purchaser a notification of such cancellation, the reason for such cancellation and the refund amount that Purchaser is expected to receive, and (B) direct the refund of such subscription to Purchaser without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and without accrued interest with respect to any money received.

2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the Closing Date, except as otherwise indicated.

2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2   Capitalization.

2.2.1   The authorized capital of the Company, immediately prior to the Closing, will be as set forth in the Restated Charter. As of November 14, 2016, the Company has issued and outstanding: (a) 10,423,777 shares of Common Stock, (b) 4,304,354 shares of Series Seed Preferred Stock, (c) 2,000,000 shares of Series Seed-1 Preferred Stock, and (d) 586,273 shares of Series Seed-2 Preferred Stock.

2.2.2   As of the Closing: (a) the number of shares of Common Stock which are issuable on conversion of shares of the Preferred Stock have been reserved for issuance upon conversion of the Preferred Stock and (b) the Total Post-Money Shares Reserved for Option Pool have been reserved for issuance pursuant to the Stock Plan. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The Stock Plan has been duly adopted by the Board of Directors of the Company (the "**Board**") and approved by the Company's stockholders.

2.2.3   Except for the rights and privileges of outstanding shares of Preferred Stock of the Company and contractual rights granted to the holder thereof, there are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Preferred Stock pursuant to the terms of the Restated Charter and (b) the securities and rights described in this Agreement.

2.3   Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4   Authorization. All corporate action has been taken, or will be taken prior to the Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5   Valid Issuance of Shares. The shares of Series Seed-3 Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchaser in this Agreement and subject to filings pursuant to the Securities Act, and applicable state securities laws, the offer, sale and issuance of the shares of Series Seed-3 Preferred Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the shares of Series Seed-3 Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Purchaser. Based in part upon the representations of the Purchaser in this Agreement, and subject to filings pursuant to Regulation Crowdfunding of the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of the shares of Series Seed-3 Preferred Stock will be issued in compliance with all applicable federal and state securities laws.

2.6 <u>Compliance with Other Instruments</u>. The Company is not in violation or default of any provisions of the Restated Charter or the Company's bylaws. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which the Company is a party or its assets are subject or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.7 <u>Offering Limitations</u>.

2.7.1   The Company is conducting the Offering exclusively on the Platform. The Company is not conducting any concurrent offering of the Company's securities in reliance on Section 4(a)(6) of the Securities Act other than the Offering.

2.7.2   The aggregate amount of the Company's (together with all of its Affiliates') securities sold by the Company (or any of its Affiliates) in reliance on Section 4(a)(6) of the Securities Act during the 12-month period preceding the offer or sale of any shares of Series Seed-3 Preferred Stock in the Offering (including any shares of Series Seed-3 Preferred Stock authorized to be offered and sold in the Offering) does not exceed $1,000,000.

2.7.3   The Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

3. <u>REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASER</u>. The Purchaser hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows.

3.1 <u>Authorization</u>. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 <u>Purchase Entirely for Own Account</u>. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the shares of Series Seed-3 Preferred Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series Seed-3 Preferred Stock. The Purchaser has not been formed for the specific purpose of acquiring the shares of Series Seed-3 Preferred Stock.

3.3 <u>Disclosure of Information</u>. The Purchaser acknowledges that the Purchaser has reviewed and understands the contents of the Offering Statement and the education materials posted on the Platform. The Purchaser has had an opportunity to discuss the Company's business, management,

financial affairs and the terms and conditions of the offering of the shares of Series Seed-3 Preferred Stock with the Company's management. Nothing in this Section 3.3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchaser to rely thereon. The Purchaser has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement and the Restated Charter.

3.4 **Own Advisors**. Purchaser acknowledges that Purchaser is not relying on any statements or representations of the Company or its respective agents, for legal, financial, or tax advice with respect to this investment or the transactions contemplated by this Agreement. Purchaser has reviewed with Purchaser's own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, Purchaser is relying solely on such advisors and not on any statements or representations of the Company, or any of its respective agents, whether written or oral. Purchaser understands that it (and not the Company) shall be responsible for Purchaser's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

3.5 **Restricted Securities & Limited Resale**. Purchaser is aware that the Securities (as defined below) have not been registered under the Securities Act, and that the Securities are subject to restrictions on transfer under the Securities Act. Purchaser also understands that the shares of Series Seed-3 Preferred Stock are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in this Agreement. Purchaser understands that the Securities must be held indefinitely unless they are sold in compliance with the applicable transfer restrictions, subsequently registered under the Securities Act or an exemption from such registration is available.

3.6 **Purchaser Information**. All information provided by the Purchaser through the Platform (including, without limitation, with respect to the Purchaser's (and the Purchaser's spouse, if applicable) annual income, net worth and other investments pursuant to Section 4(a)(6) of the Securities Act) is complete, true and accurate in all respects.

3.7 **Investment Risk**. Purchaser understands and acknowledges that (a) the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks, (b) the entire amount of Purchaser's investment may be lost, (c) Purchaser is in a financial condition to bear the loss of Purchaser's investment, (d) there are restrictions on Purchaser's ability to cancel Purchaser's subscription hereunder and obtain a return of Purchaser's investment, (e) it may be difficult for Purchaser to resell the Securities and (f) investing in the shares of Series Seed-3 Preferred Stock involves risk, and Purchaser should not invest any funds in the Offering unless Purchaser can afford to lose the entire amount of Purchaser's investment.

3.8 **Residence**. The Purchaser resides in the state or province identified in the address of the Purchaser set forth on the signature page hereto.

4. **ADDITIONAL AGREEMENTS OF THE PURCHASER**.

4.1 **Irrevocable Proxy**. Concurrently with the execution and delivery of this Agreement, the Purchaser shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit D (the "**Proxy**"), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, for as long as the Securities are outstanding, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of stockholders of the Company or action or approval by written resolution or consent of stockholders of the Company with respect all matters of

which the Purchaser, or its successors or assigns, is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by the Purchaser, (i) the Purchaser hereby revokes any and all prior proxies (other than the Proxy) given by the Purchaser and (ii) Purchaser shall not grant any subsequent proxies with respect to the Securities, or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Securities in any manner.

4.2   Indemnification. Purchaser hereby agrees to indemnify and hold harmless the Company, Portal, and any of their respective officers, directors, controlling persons, equity holders, agents and employees (collectively, the "**Indemnified Parties**"), who is or may be a party or is or may be threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by Purchaser to the Company or Portal (or any agent or representative of any of them), or omitted by Purchaser, against any losses, damages, liabilities, penalties or expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by any Indemnified Party in connection with such action, suit or proceeding.

5.   RESTRICTIONS ON TRANSFER; DRAG ALONG.

5.1   Limitations on Disposition.

5.1.1   Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series Seed-3 Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any Transfer of all or any portion of any Securities unless all of the following are satisfied: (a) such Transfer occurs after the one year anniversary of the date that the Purchaser purchased the shares of Series Seed-3 Preferred Stock pursuant to this Agreement, except for Permitted Transfers (as defined in Section 5.1.2 below); (b) the Holder has complied with the provisions of Section 5.2, except for Permitted Transfers; (c) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement; (d) the Holder shall have given prior written notice (which may be via email or other electronic means, at the discretion of the Company) to the Company of such Holder's intention to make such Transfer and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed Transfer, and, if requested by the Company, such Holder shall have furnished the Company, at its expense, with an opinion of counsel, reasonably satisfactory to the Company; and (e) such Holder and transferee have complied with any other transfer procedures as may be required by the Company's transfer agent.

5.1.2   The restrictions of clause (a) of Section 5.1.1 and Section 5.2 shall not apply to any of the following (each, a "**Permitted Transfer**"): (a) a Transfer without consideration to such Holder's Family Members, to a trust controlled by such Holder or to a trust created for the benefit of such Holder or such Holder's Family Members; (b) Transfers approved by the Company (in its discretion) to persons or entities that are "accredited investors" (as defined in Rule 501 promulgated under the Securities Act); (c) Transfers to the Company; or (d) Transfers as part of an offering registered with the Commission. "**Family Members**" means a child, stepchild, grandchild, parent, stepparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a Holder, and shall include adoptive relationships (and for the purposes hereof, "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse).

5.1.3   Any Transfer not made in compliance with this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. If any Holder becomes obligated to sell any Securities to the Company pursuant to Section 5.2 and fails to deliver such Securities in accordance with Section 5.2, the Company may, at its option, in addition to all other remedies it may have, send to such Holder the purchase price for such Securities as specified in the Transfer Notice (defined below) and transfer to the name of the Company on the Company's books any certificates, instruments, or book entry representing the Securities to be sold.

5.1.4   Each certificate (if any) or book-entry notation representing the Securities shall bear the following legends (or substantially similar legends) and other restrictive legends required under applicable law:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A RIGHT OF FIRST REFUSAL IN FAVOR OF THE COMPANY AND A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN AN INVESTMENT AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER OF THESE SECURITIES.

5.2   **Right of First Refusal**. In the event that a Holder proposes to Transfer any Securities to any person, entity or organization (the "**Transferee**"), other than a Permitted Transfer, the Company shall have the right of first refusal set forth in this Section 5.2 with respect to such Securities (the "**Right of First Refusal**"). If a Holder desires to Transfer any Securities, such Holder shall deliver written notice thereof ("**Transfer Notice**") (which may be via email or other electronic means, at the discretion of the Company) to the Company describing fully the proposed Transfer, including the number of Securities proposed to be Transferred (the "**Offered Securities**"), the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed Transfer will not violate any applicable federal or state securities laws. The Transfer Notice shall constitute a binding commitment of such Holder to the Transfer of the Offered Securities. The Company shall have the right to purchase all, but not less than all, of the Offered Securities on the terms described in the Transfer Notice by delivery to such Holder of a notice of exercise of the Right of First Refusal within thirty (30) days after the date when the Transfer Notice was delivered to the Company. The Company's rights under this Section 5.2 shall be freely assignable by the Company, in whole or in part. The Right of First Refusal shall terminate upon the first to occur of (and shall not be applicable to): (a) a Deemed

Liquidation Event (as defined in the Restated Charter) and (b) the closing of a firmly underwritten public offering of the Company's Common Stock pursuant to the Securities Act.

5.3 **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.3 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.3, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.3 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.4 **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock and Preferred Stock then-outstanding (voting together as a single class on an as-converted to Common Stock basis) and (ii) the Board, then each Stockholder (as defined below) shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively for purposes of this Section 5.4, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.4, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.4 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Stockholder**" means each Holder and any transferee thereof.

5.5 **Exceptions to Drag Along Right**. Notwithstanding the foregoing, a Stockholder need not comply with Section 5.4 above in connection with any proposed transaction that would be a Deemed Liquidation Event (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed-3 Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all of the Company's stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed-3 Preferred Stock elect otherwise, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder

of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed-3 Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Charter in effect immediately prior to the Proposed Sale.

6.   **GENERAL PROVISIONS**.

        6.1   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

        6.2   Governing Law. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

        6.3   Counterparts; Facsimile or Electronic Signature. This Agreement may be executed and delivered in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

        6.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

        6.5   Notices. Any notice required or permitted hereunder shall be given in writing and shall be via electronic mail (or mailed by registered or certified mail, postage prepaid) addressed:

              6.5.1   if to Purchaser, at Purchaser's electronic mail address (or mailing address) as provided by Purchaser through the Platform and set forth in this Agreement, as may be updated in accordance with the provisions hereof;

              6.5.2   if to any other holder of any shares of Series Seed-3 Preferred Stock or any shares of Common Stock issued upon conversion thereof, at such electronic mail address (or mailing address) as shown in the Company's records, or, until any such holder so furnishes an electronic mail address and mailing address to the Company, then to and at the address of the last holder of such shares for which the Company has contact information in its records; or

6.5.3   if to the Company, to investors@artcraftent.com (or, if by mail, the Company's principal executive offices), Attn: Chief Executive Officer, or at such other address as the Company shall have furnished to the Purchasers.

With respect to any notice given by the Company under any provision of the Delaware General Corporation Law or the Restated Charter or Bylaws, Purchaser agrees that such notice may be given by electronic mail.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given at the earlier of its receipt or 24 hours after the same has been sent by electronic mail (or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid).

6.6 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

6.7 **Amendments and Waivers**. This Agreement may be amended or modified, and the obligations of the Company and the rights of Purchaser under this Agreement may be waived or terminated, only upon the written consent of the Company, Purchaser and Portal.

6.8 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

6.9 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

6.10 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

      6.11   **Specific Enforcement**. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any other party, that this Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

<center>**[SIGNATURE PAGE FOLLOWS]**</center>

DOCSSM/3032136v4/103871-0002

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

THE COMPANY:

ARTCRAFT ENTERTAINMENT, INC.

By:_____
       (Signature)

Name: J. Todd Coleman
Title: Chief Executive Officer

    Address:
    815A Brazos St. #313
    Austin, TX 78701
    USA
    Attn: Chief Executive officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASER:

_____

By:_____

Address:_____

_____

Email:_____

Telephone: _____

Dated:_____

EXHIBIT C

CERTIFICATE OF DESIGNATION OF
SERIES SEED-3 PREFERRED STOCK OF
ARTCRAFT ENTERTAINMENT, INC.

ArtCraft Entertainment, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies:

That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, the Board of Directors on November __, 2016 adopted the following resolution creating a new series of 1,613,727 shares of preferred stock designated as Series Seed-3 Seed Preferred Stock:

RESOLVED, that there is hereby designated a series of Preferred Stock to be known as Series Seed-3 Preferred Stock having the rights, preferences, privileges, and restrictions as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, ArtCraft Entertainment, Inc. has caused this Certificate of Designation to be signed by J. Todd Coleman, a duly authorized officer of the Corporation, on November __, 2016.

By: */s/ J. Todd Coleman*
      J. Todd Coleman, Chief Executive Officer

IRREVOCABLE PROXY TO VOTE STOCK

OF

ARTCRAFT ENTERTAINMENT, INC.

The undersigned stockholder, and any successors or assigns ("**Stockholder**"), of ArtCraft Entertainment, Inc., a Delaware corporation, a Delaware corporation (the "**Company**") hereby irrevocably (to the fullest extent permitted by applicable law) appoints the Company's Chief Executive Officer or such other person as designated by the Company's Board of Directors (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed-3 Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Shares**") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed-3 Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT E

Video Transcript

Crowfall

Introduction
What is Artcraft?

Gordon Walton, Founder/Executive Producer
Hi I'm Gordon Walton and I've executive produced some games you might've heard of such as Ultima Online, The Sims Online, Star Wars Galaxies, and Stars Wars The Old Republic.
J. Todd Coleman, Founder/Creative Director
Hi I'm J. Todd Coleman. I'm the creative Director of Shadowbane, Wizard 101, and Pirate 101.
Gordon Walton, Founder/Executive Producer
And we're the founders of artcraft entertainment.
J. Todd Coleman, Founder/Creative Director
So our goal at artcraft is to create a new type of online experience, something that hasn't been done before.
Gordon Walton, Founder/Executive Producer
I want to play something with the intensity of a season of Game of Thrones only in a game setting.
J. Todd Coleman, Founder/Creative Director
Yeah, exactly, uh, allies, enemies, alliances, betrayal, conquests. These are the components that we feel are lacking in today's online experience.
Gordon Walton, Founder/Executive Producer
And we're gonna change that.

Product
What is Crowfall?

J. Todd Coleman, Founder/Creative Director
So Crowfall is a mix of a massively multiplayer online role playing game and a strategy game. The problem is those are two very, very different genres. In an MMO, the expectation players have is that the world will be persistent. Actually, permanent. In a strategy game, the expectation is that the game is over when somebody wins. So imagine a family gets together once a year for a game a Risk. At the end of the night, they just throw a tablecloth over the board, they come back the next year and they pick up the game from where they left off last year. The first year would actually be a hell of a lotta fun. Everybody would be in the game, jockeying for position, trying to figure out where their place was in the world. By year two, one person, let's say Uncle Bob, starts to pull ahead. A few people drop out, the other people are still kind of enjoying themselves, but it's pretty obvious that they're not gonna win. By year three, Bob has clearly pulled ahead and everyone else is bored. In fact, the only one having fun at this point is Uncle Bob. Fast forward ten years, Bob is now an unassailable tyrant and anyone who even tries to challenge him is crushed instantly. Nobody's having fun, not even Uncle Bob. This is the problem with a strategy game. A strategy game inherently has to have a chance to restart or the game simply doesn't work. It stops being fun.
Jon O'Neal, Environment Art Lead

So the concept is the heroes are permanent but the worlds, they're not. They decay, they get destroyed. Imagine you're playing a campaign, say three months, the campaign ends. Well your character doesn't get destroyed, the world gets destroyed. After that's done, you get to pick a whole new campaign. At any given time there may be dozens of campaigns. You just chose one and in you go.

Thomas Blair, Design Lead

Each world to the Crowfall universe is unique. Unique map, unique rule set, unique victory conditions. It's like a bunch of massively multiplayer games of Risk all running together at the same time. Players choose a world and then a team, either a faction or a guild, and then they vie for control of that world.

Jon O'Neal, Envrionment Art Lead

Each map is filled with ancient ruins, and towns, stuff for players to explore.

Raph Koster, Design Consultant

Our whole world is fully dynamic. Dynamically traded at the beginning of the campaign. All the oceans, continents, rivers, hills – they're all different in every world.

Marketing
Can You Find Customers?

Melissa Preston, Art Director

So if I was thinking of investing in a game company, there are a number of questions that I would ask, one of them being is there a market for it?

Thomas Blair, Design Lead

It's been 18 months since our Kickstarter concluded, and the amount of progress we've made has been amazing. We set out with a goal to obtain 20,000 players in our teaser campaign. We blew that out of the water and obtained 50,000 in 60 days with zero marketing spend. Our Kickstarter campaign was an amazing success. We ended up with almost $1.8M in crowdfunding with 17,000 backers. 16 weeks later we completed Combat Milestone 1. At this point, we had $2M in crowdfunding with 21,000 backers. Around this time, the press started noticing us. We got picked as the Best of 2015 by MMO RPG dot com and one of the most anticipated of 2016 by IGN dot com. Fast forward a few months in our testing and now we're at 33,000 backers with $3M in crowdfunding. Then we signed a licensing agreement with Travian Games to bring Crowfall to Europe. Shortly after the licensing agreement DFC Intelligence named us in the Top 2 hot MMO companies.

J. Todd Coleman, Founder/Creative Director

So one of the reasons we were picked as one of the hottest companies is because a few years ago all of the big publishers decided it was strategically more important to put all of their development effort behind mobile games. That's abandoned effectively millions and millions of MMO players. These games also take 3 to 5 years to put together so by the time they figure out their mistake, it should be too late.

Melissa Preston, Art Director

There's no better proof of a market than actual players spending actual money.

Business Model

Will They Pay?

Val "Pann" Massey, Community Director
There are three ways we make money. We sell a retail box for $50. We sell an optional VIP membership for $15 a month, and we sell virtual goods at a price point that ranges from a few dollars to thousands of dollars. So far, over 40% of our backers have purchased VIP tickets and virtual goods.

Thomas Blair, Design Lead
It's not a one time hit driven purchase. Our players choose to engage with us every month which means they're sticking around. They're buying virtual goods like castles, houses, mounts. They're not just buying a game; they're investing in a hobby.

Development
Can You Build It?

Bill Dalton, VP of Development
We're building a great technology platform that we intend to use for years to come. We can build a lot of games on this deck. With every additional game our tech is just going to get stronger.

Melissa Preston, Art Director
Todd and Gordon have assembled one of the most experienced teams on the planet. We have team members from Shadowbane, Ultima Online, Stars Wars Galaxies, SWTOR, Wizard 101, Pirate 101, DC Universe. The amount of experience on this team is staggering.

Growth
What Happens Next?

Bill Dalton, VP of Development
There are a number of ways that we can grow this game. We want to dominate on PC first. From there, we can look at Steam or Arc for distribution. We're also considering platforms like XBOX and Playstation. And of course we want to go international ultimately.

Lars Janssen, Travian Games CEO
I'm Lars the CEO at Travian Games in Germany and we're the European partner for Crowfall. So we at Travian Games have a lot of experience publishing our games in over 40 languages, 50 different territories and we're gonna do the same thing for Crowfall. It's gonna be a tremendous success.

Summary
Thanks For Watching!

J. Todd Coleman, Founder/Creative Director
So we're delighted to have this chance for the first time to offer investment opportunities to the public at large, the general public. Up until now, the only people that could even invest in us were accredited investors.

Gordon Walton, Founder/Executive Producer

Yeah rich people.

J. Todd Coleman, Founder/Creative Director

Which is a fancy way of saying rich people.

Gordon Walton, Founder/Executive Producer

Now you've got a chance to own as a regular person a part of a game company and be as deeply involved as you can be in a process of building the game.

J. Todd Coleman, Founder/Creative Director

We're gonna raise up to $1M from non-accredited investors and all of that is going into the game.

Gordon Walton, Founder/Executive Producer

Yes. If you have more questions about the game go to Crowfall dot com, we have tons and tons of information about the game there and we really want you to consider investing in artcraft entertainment.

J. Todd Coleman, Founder/Creative Director

Absolutely. So thank you for watching our video. Thank you for considering the investment and…

Gordon Walton, Founder/Executive Producer

…We'll see you in game.

J. Todd Coleman, Founder/Creative Director

We'll see you in game.

EXHIBIT F

Company Pitch Deck



Business Description & Plan

OCTOBER 31ST,2016

THE ENCLOSED MATERIALS DO NOT CONSTITUTE AN OFFER TO SELL SECURITIES TO OR A SOLICITATION OF AN OFFER TO BUY SECURITIES. THESE MATERIALS HAVE BEEN PREPARED FOR INFORMATIONAL PURPOSES ONLY IN ORDER TO ASSIST PROSPECTIVE INVESTORS IN EVALUATING INTEREST IN A POTENTIAL INVESTMENT IN THE COMPANY. BY ACCEPTING DELIVERY OF THESE MATERIALS, THE RECIPIENT AGREES (A) TO KEEP STRICTLY CONFIDENTIAL THE CONTENTS OF THESE MATERIALS, AND TO NOT DISCLOSE SUCH CONTENTS TO ANY THIRD PARTY OR OTHERWISE USE THE CONTENTS FOR ANY PURPOSE OTHER THAN EVALUATION BY THE RECIPIENT OF AN INVESTMENT IN THE COMPANY, (B) NOT TO COPY ALL OR ANY PORTION OF THESE MATERIALS, AND (C) TO RETURN ALL THESE MATERIALS TO THE COMPANY UPON REQUEST OF THE COMPANY.

The ArtCraft Founders



50MM registered players
#1 Kids MMO in U.S.
2x MAU of Club Penguin



First breakout MMO
Grew subs 125k->250k
~$30MM/year 1999-2001





Debuted #3 in USA
140k sold first year
Sold to Ubisoft 2003





250k players, 2nd to EQ
Jump to Lightspeed Exp.
~$35MM/year 2004-2005

J Todd Coleman



Follow-on to Wizard101
Family Game of the Year
(MMORPG.com)

Gordon Walton



Founded studio, built team
Fastest growing MMO
1MM players in 3 days



World's #1 Most Influential
Online Developer (2011)
Top 20 Most Influential
Online Developers (2008, 2009, 2010)



Top 20 Most Influential
Online Developers
(2008, 2010, 2011)

The ArtCraft Vision

- Our company creates gaming environments that aggregate online communities. We call these *Community Engagement Games*, as they become significant lifestyle hobbies for our customers, far beyond simple distractions or casual entertainment.

- We believe that these virtual communities exist outside of any given platform or device. Players want *Ubiquitous Access* from anywhere, anytime (to whatever degree allowed by the device they have handy!)

Why Does Community Engagement Matter?

Community Engagement games are…

- More viral
- More monetizable
- More sticky (retentive)



…translating to MUCH higher player LTV! (Life Time Value)

How Do Communities Form?

To turn Social Clusters into an Online Community requires:

◦ Team Building mechanics to connect disparate players, with…
◦ Team Goals that force those players to…
◦ Cooperate with each other, so they can…
◦ Compete with other teams for resources and/or social standing!

Synthesizing these together drives *Community Engagement!*

What is CROWFALL?

A new *sub-genre* in Massively Multiplayer Online Gaming

combines role playing and strategy game elements

- Strategy online game with *MASSIVE* scale!
- Noble Houses competing for a virtual throne
- Blends the best of Massively Multiplayer Gaming with Competitive gaming (*eSports*)



Killers
Defined by:
A focus on winning, rank, and direct peer-to-peer competition.
Engaged by:
Leaderboards, Ranks
Achievers
Defined by:
A focus on attaining status and achieving preset goals quickly and/or completely.
Engaged by:
Achievements
Socialites
Defined by:
A focus on socializing and a drive to develop a network of friends and contacts.
Engaged by:
Newsfeeds, Friends Lists, Chat
Explorers
80%
Defined by:
A focus on exploring and a drive to discover the unknown.
Engaged by:
Obfuscated Achievements

Designed to appeal to ALL of Bartles' player types!

Massive Momentum



CROWFALL Announced

Viral Teaser Campaign
50k emails in 60 days
$0 marketing spend

Crowdfunding campaign
~$1.8m in crowdfunding, 17k backers
Top 15 game, Top 3 MMO campaign
#1 video game campaign in 12+ months

Combat Test 1
21,000 backers
~$2m in crowdfunding
$0 marketing spend

Combat Test 2
24,000 backers
~$2.4m in crowdfunding
$0 marketing spend

MOST ANTICIPATED MMO

BEST OF 2015 MMORPG

iGN MOST ANTICIPATED 2016

Siege Perilous Test 2
33,000 backers
$2.99m in crowdfunding
Still $0 marketing spend

DFC INTELLIGENCE
Named in top 2 "Hot" MMO Companies

| Jan 15 | Mar 26 | Aug 15 | Oct 15 | Jan 16 | Feb 16 | Oct 16 |

Current Status

September 2016 (*17 months post Kickstarter!*)

- > 144,000 registered players at *www.crowfall.com*!
  - Formal survey indicated *99% of the distribution list can be reasonably relied upon to buy Crowfall® at launch [1]*

- $2.9+ million in crowdfunding (and $9.8+ million funding total)!

- Over 33k backers

- 1.6 million total unique visitors

- 145k unique monthly visitors (49% North America, 51% overseas)



"Do you intend to play Crowfall?"

1% 0%
19%
81%

Definitely Yes
Probably
Probably Not
Definitely Not

1   3rd party survey by Univ. of Texas MBA program (>8,200 registered at crowfall.com)
http://crowfall.com/en/news/who-are-these-people-2015-survey-results-pt-1/

Massive Market

Viable Platforms

- PC, Console, mobile companion apps

Cross-Genre Appeal

- Massively Multiplayer Online
- Competitive gaming (MOBA)

MMO Market

- 2015 PC/MMO market up by 8% to $27.1b
- 2017 PC/MMO market up to $30.7b



Crowfall® Western Business Model

1) Buy-to-Play
- Buy once, play forever ($49.99)

2) *plus* Optional VIP Subscription
- We expect 20-25% of players to use VIP ($15/month)

3) *plus* Micropayment Currency
- Houses, Castles, Mounts ($10 to $800)
- Exchange currency with other players for in-game items



44% of current backers have opted for a package with VIP and/or virtual items!

Console Potential

◦ With a partner, development could begin in early 2017 (PS4 and/or Xbox ONE)

◦ Without a partner, we'll self-fund post-PC launch

◦ We would utilize a combination of in-house resources and an expert console port firm to develop the console versions

◦ Monetization strategy could be aligned with (or could deviate from) PC

Additional Funding Would Be Required for Console

◦ We have had early discussions with multiple potential partners to fund this effort

International Markets

- Deals typically include upfront licensing fees/advances + ongoing rev share
- PvP-focus ensures worldwide appeal

Western Europe + Asia

- The EU is a huge opportunity, our partner is Travian Games in this region
- The Russian market is also excited about *Crowfall*®
- China is the #1 MMO market while Korea, Japan and rest-of-Asia are all key markets

Our Company Goals

Repeatable Model for Success

◦ Launch *Crowfall®* summer of 2017 to create sustainable monthly revenue

◦ Build team & vision for our next *Community Engagement* title

◦ Crowdfund to prove market viability

◦ …then repeat this process with other titles!



The Global Games Market | 2015ᵉ
Per Screen and Market Segment | Year-on-Year Growth

Digi-Capital™ Games Revenue Share



- Mobile
- MMO/MOBA
- Console software
- VR games
- Advertising
- PC (ex-MMO/MOBA)
- Web/Social
- AR games
- eSports

2015

2020

CROWFALL®

Game Consumer



WORLDWIDE GAME USERS BY REGION AND PLATFORM (IN MILLIONS)

CROWFALL

Source: DFC Intelligence Consumer Segmentation Service 2016

PLATFORM	USERS (in millions)
Console Users	215
PC Users	1,096
Mobile	1,126
Total Unique Users (not a sum)	1,506

- DFC estimates 1.5 billion gamers worldwide with a great deal of platform overlap
- Most users play games for free or very little money
- Core audience of about 300 million generates the bulk of revenue


WOODSIDE CAPITAL PARTNERS — WCP

DFC INTELLIGENCE

7



Digi-Capital" Games Revenue 2020

USA largest country, Asia largest region

Canada Spain
Australia
Italy
Russia
MENA
LatAm
Germany
France
Asia (other)
Europe (other)
UK
South Korea
Japan
China
USA

PC Pay-to-Play Online Distribution

PC P2P Online



Source: DFC Intelligence Business of Video Games 2016

- This is a solid category with an estimated $5 billion in revenue

- Note this does not include major titles that also have retail distribution

- Steam service from Valve has emerged as a leading distribution point outside of Asia

- Ability to reach many countries cost effectively is crucial

- This is a solid market in North America and all of Europe

- There are a mixture of small to mid-size developers and publishers and a growing number of indie developers that tend to struggle with liquidity and have limited marketing

- Gym Membership Model: Value pricing on Steam means many consumers buy games they will never play

- Most larger publishers have limited focus on this space because it is too small

- There is an opportunity to aggregate, curate and publish content from smaller developers/independent publishers

WOODSIDE CAPITAL PARTNERS
WCP

9

DFC INTELLIGENCE

Overview

The game industry is divided into four major hardware segments



Games for personal computers



Games for mobile devices



Games for dedicated devices (TV console systems)



Future potential for introduction of new hardware segments (VR, streaming devices etc)

Video Game Software Market Size



- The worldwide video game software market is expected to grow at 9% CAGR 2014-2019 to $100 billion

- In 2015 worldwide game software sales reached record **$73 billion**

- Games are about far more than just software sales

- Game consumers drive spending on many different devices

- eSports and information around games has always been a major opportunity


WOODSIDE CAPITAL PARTNERS
WCP

3

DFC INTELLIGENCE

Video Game Software Market Size

- The worldwide video game software market is expected to grow at 7% CAGR 2015-2020 to $41 billion



Global PC Game Market: 2007-2020

Source: DFC Intelligence **PC Game Market: Asia, North America and Europe**